UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(B) OR (G) OF

THE SECURITIES EXCHANGE ACT OF 1934

AIG ANNUITY INSURANCE COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Texas	75-0770838
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2929 Allen Parkway, Houston, Texas	77019
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 831-5117

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $50.00 per share

(Title of Class)

Registrant meets the conditions set forth in General Instruction I (1)(a) and (b) of Form 10-K and, pursuant to staff interpretations, is therefore filing this form with the reduced disclosure format.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, AIG Annuity Insurance Company cautions readers regarding certain forward-looking statements contained in this Form 10 and in any other statements made by, or on behalf of, AIG Annuity Insurance Company. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results, or other developments. Statements using verbs such as “expect,” “anticipate,” “believe” or words of similar import generally involve forward-looking statements. Without limiting the foregoing, forward-looking statements include statements which represent AIG Annuity Insurance Company’s beliefs concerning future levels of sales and redemptions of its products, investment spreads and yields, or the earnings and profitability of its activities.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond AIG Annuity Insurance Company’s control and many of which are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed in any forward-looking statements made by AIG Annuity Insurance Company. Whether or not actual results differ materially from forward-looking statements may depend on numerous foreseeable and unforeseeable developments. Some may be national in scope, such as general economic conditions, changes in tax law and changes in interest rates. Some may be related to the insurance industry generally, such as pricing competition, regulatory developments and industry consolidation. Others may relate to AIG Annuity Insurance Company specifically, such as credit, volatility and other risks associated with AIG Annuity Insurance Company’s investment portfolio. Some of the factors that may impact forward-looking statements are described under “Business—Risk Factors” below. AIG Annuity Insurance Company disclaims any obligation to update forward-looking information.

Item 1.	BUSINESS.

General

AIG Annuity Insurance Company, which we refer to in this document as AIG Annuity, develops, markets and issues annuity products through a variety of distribution channels. AIG Annuity sells deferred annuities through financial institutions, principally banks and thrifts. AIG Annuity also markets deferred annuities to both tax-qualified and non-qualified retirement markets through personal producing general agents, affiliated and independent broker-dealers, and asset management companies throughout the U.S.

At June 30, 2003, AIG Annuity had consolidated assets of $50.14 billion, and ranked among the nation’s largest life insurance companies based on assets.

AIG Annuity’s product strategy with respect to annuities fosters long-term relationships with financial institutions while delivering a tailored product and striving to provide superior customer service. AIG Annuity provides financial institutions with annuities that are customized, priced and packaged to meet their specific needs. Financial institution partners can also participate in the management of assets and have direct access to marketing and sales support provided by AIG Annuity.

AIG Annuity is an indirect, wholly owned subsidiary of American International Group, Inc., or AIG. As part of the integration of the operations of AIG SunAmerica Inc. and American General Corporation with and into the operations of AIG’s subsidiaries following the acquisitions of those companies, AIG Annuity has become the AIG subsidiary primarily involved in the issuance of fixed annuity and guaranteed investment contracts. In 2002, AIG Annuity successfully completed the integration of the administration of the fixed annuity businesses of AIG Life Insurance Company, American International Life Assurance Company of New York, First SunAmerica Life Insurance Company and SunAmerica Life Insurance Company, or SunAmerica Life, into its operations and customer service center in Amarillo, Texas. The integration generated significant operating efficiencies and enhanced customer service capabilities throughout the organization.

As part of this consolidation effort, AIG Annuity intends to begin to engage in the funding agreement business that has previously been conducted by SunAmerica Life. As a result, AIG Annuity intends to complement its retail fixed annuity business with the sale of guaranteed investment contracts or funding agreements in institutional and other markets.

AIG Annuity is a Texas-domiciled life insurance company founded in 1944. Its statutory home office is located at 2929 Allen Parkway, Houston, Texas 77019 and its operations and customer service center is located at 205 E. 10th Avenue, Amarillo, Texas 79105. AIG Annuity has four wholly owned subsidiaries: SAI Hedge Fund Holdings LLC, American General Distributors, Inc., AIG Fixed Annuity Marketing Group, Inc., and American General Assignment Corporation. None of these subsidiaries has significant ongoing operations other than to hold assets or provide services that are primarily for the direct benefit or use of AIG Annuity.

Industry

The need for high-quality retirement savings products and services has never been greater in the U.S. as an estimated 76 million baby boomers (according to the 1996 Release from the U.S. Census Bureau) prepare for retirement. Yet, according to the 2002 Retirement Confidence Survey conducted by the American Savings Education Council and Employee Benefit Research Institute, nearly 50% of American workers have saved less than $50,000 for retirement while 15% have saved nothing. Management of AIG Annuity believes that these demographic trends and the opportunities they create, combined with AIG Annuity’s leadership position in the sale of fixed annuities and the addition of the funding agreement business previously conducted by SunAmerica Life, will continue to support AIG Annuity’s growth in the future. Additionally, AIG Annuity has also benefited measurably from a “flight to quality” as individual investors seek the safety of guaranteed interest-rate products, like fixed annuities, in a volatile economic climate.

The market for funding agreements reached $419 billion in 2002 compared to $381 billion in 2001. Of the $110 billion outstanding at the end of 2002, SunAmerica Life had issued $29.33 billion, or approximately 26.7% of the outstanding funding agreements of all issuers. Funding agreements sold to special purpose entities in the U.S. and offshore accounted for 71% of all funding agreement sales, and amounted to more than $85 billion outstanding at the end of 2002. Of these, approximately 88% were sold in the domestic market.

Strategy

AIG Annuity’s strategy is to be a leading provider of fixed annuities and funding agreements. AIG Annuity’s strategy has the following key elements:

Enhance existing relationships with financial institutions. AIG Annuity’s product strategy, which provides financial institutions with annuities that are customized, priced, and packaged to meet their specific needs, fosters long-term relationships with financial institutions. Financial institution partners can participate in asset management and have direct access to marketing and sales support provided by AIG Annuity. At December 31, 2002, over 55,000 sales representatives at 564 financial institutions offered fixed annuity products issued by AIG Annuity.

Expand sales through other intermediaries. AIG Annuity has recently expanded its distribution network by adapting its annuity model to the needs of national brokerage firms, independent broker-dealers and asset management companies, including cross-marketing initiatives with AIG member companies. As its breadth of distribution relationships continues to expand, AIG Annuity will pursue initiatives to introduce complementary financial products to its annuity and funding agreement business portfolio.

Expand product offerings to include funding agreements. AIG Annuity expects to conduct and develop the business of providing funding agreements to institutional and other investors previously conducted by SunAmerica Life and will work to utilize the industry relationships, knowledge and experience developed by SunAmerica Life in connection with this business over the last several years.

Development of Funding Agreement Business

As part of the previously described consolidation effort, AIG Annuity will create a new business segment, institutional products, which will begin to conduct the funding agreement business previously conducted by SunAmerica Life. It is not expected that AIG Annuity will acquire or assume SunAmerica Life’s existing funding agreement business; however, AIG Annuity will engage in and develop such business on a going forward basis.

SunAmerica Life has been selling funding agreements since 1988, and has been selling funding agreements to special purpose entities that issue funding agreement-backed notes since 1994. SunAmerica Life is the largest provider of funding agreements utilized to issue funding agreement-backed notes. At December 31, 2002, SunAmerica Life had $29.33 billion of guaranteed interest contracts and funding agreement obligations, approximately 69% of which were fixed-rate and the remainder of which were variable-rate obligations. The average size of a new funding agreement sold by SunAmerica Life during 2002 was approximately $321.1 million. The same management team that manages the SunAmerica Life funding agreement business will manage the AIG Annuity funding agreement business, bringing to AIG Annuity the industry relationships, knowledge and experience that SunAmerica Life has utilized for the past several years.

Products

Annuities

Annuities are products that are manufactured and sold only by life insurance companies. There are many different kinds of annuity products sold in the U.S. All are similar in that ultimately there is an income payable by the insurer to the contract owner, either immediately or in the future. In general, there is no federal income tax due on interest credited to annuities until payments are received from the insurer or the money is withdrawn.

In general terms, different kinds of annuities may be distinguished in these ways:

•	Deferred annuities vs. immediate (or pay-out) annuities. Deferred annuities are those for which the income is not yet contractually payable. Pay-out annuities are those for which income is currently payable by the insurer to the contract owner.

•	Fixed annuities vs. variable annuities. Fixed annuities have the interest credited to funds under management at a fixed rate determined either by an outside index or declared by the management of the insurer. Variable annuities have the return credited to funds under management determined by the investment experience of a separate account.

•	Single premium annuities vs. flexible premium annuities. Single premium annuities have a single deposit paid by the contract owner to the insurer at inception of the contract. Flexible premium contracts allow or require the contract owner to make additional deposits after contract inception.

At June 30, 2003, AIG Annuity’s reserves for annuity contracts were comprised of 90% deferred annuities and 10% pay-out annuities. These reserves included 89% fixed deferred annuities, 10% fixed pay-out annuities and 1% variable annuities.

The deferred annuities currently in force with AIG Annuity generally have these basic features:

•	A premium is received at contract inception. Most contracts allow additional premiums, but such additional premiums are not required to be paid in any particular amount or at any particular time.

•	AIG Annuity declares the interest rate to be paid on the funds under management (“account value”) prior to the time that the interest accrues. The initial interest rate on the initial premium is guaranteed for a period of time (typically one or five years). Renewal interest rates are declared by AIG Annuity, subject to contract guarantees. Each contract guarantees that the renewal rate will not be less than some specific rate. Most contracts now in force have a contractual guarantee of 3% to 4%. Most contracts now being sold guarantee that renewal interest rates will not be less than 2%. However, contract owners of flexible premium annuities have the ability to make additional deposits at the minimum guaranteed interest rate specified in their existing contracts, which could be higher than rates currently being offered by AIG Annuity or its competitors. There are legislative proposals in many jurisdictions allowing companies to offer guarantees as low as 1.5% under some circumstances and AIG Annuity plans to offer such guarantees as such changes in law become effective. Renewal interest rates are usually declared for one year time periods, but some contracts allow for such rates to be declared for longer time periods. Under most contracts, the one year time period for a particular renewal rate is not guaranteed. AIG Annuity usually has the right to change rates during a renewal period, although this right has not often been exercised.

•	The contract owner may “annuitize” the contract under contract provisions. In other words, the owner may elect to change the status of his or her contract from “deferred” to “pay-out” according to the terms of his or her contract. Each contract contains a guaranteed annuity rate table, which determines the minimum amount of the payments that the insurer will pay to the contract owner upon annuitization.

•	Prior to annuitization, the benefit payable upon death of the contract owner is generally the account value.

•	Prior to annuitization, the contract owner may surrender the contract for its surrender value. This surrender value is equal to the account value less a surrender charge. The surrender charge is determined according to terms in each contract and usually is effective during the first five or seven years the contract is in force. Some contracts also make a “market value adjustment,” under which the surrender value is adjusted according to changes in interest rate markets between the time of issuance of the contract and the date of surrender. The owner may also take partial withdrawals, which are not subject to surrender charge or market value adjustment if less than an amount defined in the contract.

Most AIG Annuity contracts provide for a return of premium guarantee, under which the total amount of partial withdrawals and the surrender benefit are guaranteed to return at least as much as the premiums paid for the contract. In effect, this assures the contract owner that the amount of the surrender charge assessed will not exceed the amount of interest credited to the contract.

The pay-out annuities currently in force with AIG Annuity have scheduled future payments that may be contingent upon the continued survivorship of the annuitant to the particular payment date. AIG Annuity is not currently marketing pay-out annuities.

AIG Annuity has no annuity contracts in force with interest credited rates tied to an interest rate index. It has a small amount (0.1% of reserves at June 30, 2003) with the annuity credited rate linked to equity indexes.

A small portion of the deferred annuities in force have scheduled premium deposit arrangements, such as payroll deduction plans. Although many of the contracts in force have a contract form allowing for flexible premiums, in practice most contracts only pay a single premium at inception of the contract.

Funding Agreements

AIG Annuity intends to complement its retail fixed annuity business with the issuance of funding agreement products. A funding agreement is a contract that pays a guaranteed rate of return. Funding agreements are not tax-qualified insurance contracts. They can be issued to a variety of institutional and other investors, including special purpose conduit vehicles that issue notes secured by such funding agreements. Funding agreements have stated maturities and bear interest on the amount deposited thereunder. The rate of interest to be paid on such deposited amounts can be a fixed rate or a rate based on specified interest rate or other indexes. Surrender of the funding agreements during the term period will be limited as described in each contract and, generally, no partial withdrawals are allowed. Funding agreements may include an option to convert such funding agreement into an annuity contract; however, any such conversion options are not generally expected to be utilized. Generally, there are no death benefits provided under funding agreements; however, AIG Annuity may elect from time to time to provide individual direct or indirect holders of funding agreements the right to redeem the agreements at par in the event of death.

Product Distribution

As measured by 2002 premiums, AIG Annuity was among the largest issuers of fixed annuities in the U.S. and the leading provider of fixed annuities sold through U.S. financial institutions (primarily banks and thrifts). AIG Annuity’s premiums for fixed annuities sold through U.S. financial institutions of $8.6 billion represented 24% of all fixed annuity premiums sold through U.S. financial institutions in 2002.

AIG Annuity’s sales of deferred annuity products through financial institutions represent a substantial amount of its total sales from such products. Sales of deferred annuities by the top producing individual financial institution comprised approximately 22%, 23% and 29% of premiums collected in 2002, 2001 and 2000, respectively. Sales of deferred annuities through the top five producing individual financial institutions comprised approximately 49%, 48% and 45% of premiums collected in 2002, 2001, and 2000, respectively.

AIG Annuity also markets deferred annuities to both tax-qualified and non-qualified retirement markets through personal producing general agents, affiliated and independent broker-dealers, and asset management companies throughout the U.S. Sales of deferred annuities by these types of distributors represented approximately 14% of AIG Annuity’s total sales of deferred annuities in 2002, including approximately 12% by affiliated broker dealers.

AIG Annuity expects to market funding agreements either directly or through specialized brokers or other intermediaries to banks, municipalities, asset management firms and other investors, including special purpose entities that issue medium-term notes or other securities to U.S. and offshore investors. Of the total funding agreement portfolio of SunAmerica Life at December 31, 2002, approximately 89% was sold to special purpose entities that issue funding agreement-backed notes in the domestic, international and institutional markets, 8% was sold to state and local governmental and other entities, and 3% was sold to pension plans. It is anticipated that more funding agreements will be sold in the U.S. than overseas, based on trends experienced in the past several years by SunAmerica Life. In 2002, new funding agreements sold by SunAmerica Life in the domestic market totaled approximately $5.9 billion, whereas those sold internationally totaled close to $2.5 billion.

Investment Operations

AIG Annuity seeks to design its fixed annuity and funding agreement products and conduct its investment operations in order to approximately match the duration and cash flows of the assets in its investment portfolio to its fixed annuity and funding agreement obligations. See “Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Asset-Liability Management.” AIG Annuity seeks to achieve a predictable spread between what it earns on its assets and what it pays on its liabilities by investing principally in fixed-rate securities.

AIG Annuity believes that a portfolio principally composed of fixed-rate investments that generate predictable rates of return should back its fixed-rate liabilities. AIG Annuity does not have a specific target rate of return on its fixed-rate investments. Instead, its rates of return vary over time depending on the current interest rate environment, the slope of the yield curve, the spread at which fixed-rate investments are priced over the yield curve, and general economic conditions. AIG Annuity’s invested assets are managed by a subsidiary of AIG and certain unaffiliated investment managers. Its portfolio strategy is constructed with a view to achieve adequate risk-adjusted returns consistent with its investment objectives of effective asset-liability management, liquidity and safety. See “Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Asset-Liability Management.”

For more information concerning AIG Annuity’s investments, including the risks inherent in such investments, see “Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Competition

The market for fixed annuities and other retirement savings products in the U.S. is a highly fragmented and specialized business that is represented by strong competition by both market segment and product type. Competitors focus on the manufacturing, distributing and issuing of a broad range of financial products and services that meet the needs of every segment of the U.S. population.

The competitive landscape for fixed annuities and funding agreements also includes financial instruments issued by financial institutions other than life insurance companies, such as mutual fund companies, banks, investment advisors, and non-traditional intermediaries including those utilizing Internet technology.

AIG Annuity’s position within the highly competitive market for investment-oriented products, including fixed annuities and funding agreements, is influenced by several key factors: product specialization and flexibility, competitive interest rates, financial strength ratings, name recognition and operational efficiency. Other factors affecting this market include availability and breadth of distribution and the quality of marketing and customer support offered to customers.

Insurance Regulation

AIG Annuity, in common with other insurers, is subject to regulation and supervision by the states and by other jurisdictions in which it does business. Within the U.S., the method of such regulation varies but generally has its source in statutes that delegate regulatory and supervisory powers to an insurance official. The regulation and supervision relate primarily to approval of policy forms and rates, the standards of solvency that must be met and maintained, including risk-based capital measurements, the licensing of insurers and their agents, the nature of and limitations on investments, restrictions on the size of risks which may be insured under a single policy, deposits of securities for the benefit of policyholders, methods of accounting, periodic examinations of the affairs of insurance companies, the form and content of reports of financial condition required to be filed, and reserves for unearned premiums, losses and other purposes. In general, such regulation is for the protection of policyholders rather than security holders.

Risk-based capital, which we refer to as RBC, standards are designed to measure the adequacy of an insurer’s statutory capital and surplus in relation to the risks inherent in its business. The RBC standards consist of formulas that establish capital requirements relating to assets, insurance, interest rate and business risks. The standards are intended to help identify companies that are under-capitalized and require specific regulatory actions in the event an insurer’s RBC is deficient.

The RBC formula develops a risk-adjusted target level of adjusted statutory capital and surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only as a result of the insurer’s size, but also on the risk profile of the insurer’s operations.

The RBC Model Law provides four incremental levels of regulatory attention for insurers whose surplus is below the calculated RBC target. These levels of attention range in severity from requiring the insurer to submit a plan for corrective action to actually placing the insurer under regulatory control.

The statutory capital and surplus of AIG Annuity exceeded its RBC requirements as of December 31, 2002.

The impact of the nation’s continuing low interest rate environment on nonforfeiture values for insurance and annuity contracts continues to be a concern to state insurance regulators. Low interest rates have resulted in insurers facing a potential problem with what they can earn on their investments and the minimum rates they must contractually guarantee. In response to this issue, over 30 states have recently enacted legislation to lower the guaranteed minimum interest rate required for individual fixed deferred annuity contracts from 3.0% to 1.5%, at least on a temporary basis. This rate largely determines the minimum values that holders of fixed annuity products must receive upon policy surrender. Most states included a sunset provision in their legislation that will result in the minimum rate reverting to 3.0% within the next several years.

To provide a more permanent long-term solution in the event interest rates continue to remain low, the National Association of Insurance Commissioners, referred to herein as the NAIC, recently adopted changes to the Standard Nonforfeiture Law for Individual Annuities Model Act. These changes, upon adoption by a state, would generally allow insurers to base the guaranteed minimum rate on the lesser of 3.0% or a five-year constant maturity rate based on an average of U.S. Treasury bond rates reduced by 1.25%. The resulting interest rate could not be less than 1.0%.

In response to these legislative changes and in reliance on certain provisions of current nonforfeiture law, AIG Annuity has obtained approval in more than 40 jurisdictions to issue fixed annuity products with guaranteed minimum rates below 3.0%. AIG Annuity therefore believes it is strategically positioned to continue to offer viable and competitively priced fixed annuity and funding agreement products.

Privacy provisions of the Gramm-Leach-Bliley Act went into full effect in 2001 and establish new consumer protections regarding the security, confidentiality and use of nonpublic personal information of individuals. The law also requires financial institutions to disclose their privacy policies to their customers. Additional privacy legislation pending in the U.S. Congress and several states is designed to provide further privacy protections to consumers of financial products and services. These statutes and regulations may result in additional regulatory compliance costs, may limit AIG Annuity’s ability to market its products, and may otherwise constrain the nature or scope of AIG Annuity’s insurance and financial services operations.

The Gramm-Leach-Bliley Act also allows combinations between insurance companies, banks and other entities. It is not yet known what effect this legislation will have on insurance companies. In addition, from time to time, federal initiatives are proposed that could affect AIG Annuity’s businesses. Such initiatives include employee benefit plan regulations and tax law changes affecting the taxation of insurance companies and the tax treatment of insurance and other investment products. Proposals made in recent years to limit the tax deferral of annuities or otherwise modify the tax rules related to the treatment of annuities have not been enacted. While certain of such proposals, if implemented, could have an adverse effect on AIG Annuity’s sales of affected products, and, consequently, on its results of operations, AIG Annuity believes these proposals have a small likelihood of being enacted because they would discourage retirement savings and there is strong public and industry opposition to them.

Under state insurance guaranty fund laws, issuers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants.

Employees

At December 31, 2002, AIG Annuity and its subsidiaries had 628 employees. None of AIG Annuity’s employees is subject to a collective bargaining agreement.

Risk Factors

You should carefully consider the following risk factors in your evaluation of AIG Annuity. The business and results of operations of AIG Annuity could be adversely impacted by any of the following risks.

Changes in market interest rates can have adverse effects on AIG Annuity’s business.

Changes in market interest rates can have adverse effects on AIG Annuity’s investment portfolio, investment income, product sales, results of operations and retention of existing business. Increasing market interest rates can have an adverse impact on the value of the investment portfolio, for example, by decreasing the fair values of fixed-rate securities. Declining market interest rates could have an adverse impact on AIG Annuity’s investment income as AIG Annuity reinvests proceeds from positive cash flows from operations and from maturities, calls and prepayments of investments into new investments that could yield less than the portfolio’s average rate. Additionally, declines in the quality of AIG Annuity’s investment portfolio could cause additional realized losses on securities, thus causing volatility in the consolidated statement of income and comprehensive income.

Portions of the non-publicly traded, fixed maturity securities are accounted for at fair value using internally developed, widely accepted valuation models and independent third party data as model inputs. Changes in the fair value of these securities, and any other securities held by AIG Annuity, could negatively impact AIG Annuity’s net income, assets, liabilities and shareholder’s equity.

Changes in interest rates could also reduce the profitability of AIG Annuity’s fixed annuity products, as the difference between the amount that AIG Annuity is required to pay on such products and the rate of return earned on the related investments could be reduced. Changes in market interest rates as compared to rates offered on some of AIG Annuity’s products could make those products less attractive if competitive interest credited rates are not maintained, leading to lower sales and/or changes in the level of surrenders and withdrawals for these products. AIG Annuity’s products generally have the flexibility to adjust crediting rates to reflect higher or lower investment returns. However, this flexibility could be limited by contractual minimum crediting rates. Contract owners of flexible premium annuities have the ability to make additional deposits at the minimum guaranteed interest rate specified in their existing contracts, which could be higher than rates currently being offering by AIG Annuity or its competitors. Additionally, unanticipated surrenders could cause acceleration of amortization of deferred acquisition costs (“DAC”) and cost of insurance purchased (“CIP”) or impact the recoverability of DAC and CIP and thereby increase current period DAC and CIP amortization expense and reduce current period profitability. See “Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding DAC and CIP.

In order to meet the anticipated cash flow requirements of its obligations to customers, AIG Annuity manages the effective duration gap between investments and liabilities for customer funds and reserves for life-contingent contract benefits. Adjustments made to modify durations may have an impact on the value of the investment portfolio, investment income and the net investment spread.

Changes in state and federal laws and regulations could adversely impact AIG Annuity’s business.

State and federal laws and regulations affect the taxation of insurance companies and life insurance and annuity products. From time to time, Congress has considered proposals that, if enacted, could impose a greater tax burden on AIG Annuity or could have an adverse impact on the federal income tax treatment of some insurance products offered by AIG Annuity, including the favorable policyholder tax treatment currently applicable to deferred and pay-out annuities. Such proposals have included legislation relating to the deferral of taxation on the accretion of value within certain annuities. Any such changes, if enacted or promulgated, could materially affect the taxation of the products or the relative value of specific features of the products (including, but not limited to, the tax deferral feature presently conferred upon annuity contracts by applicable tax laws), either positively or negatively, and either permanently or temporarily, depending upon the nature and the duration of the change. For example, legislation or regulation materially adverse to the tax treatment of annuity contracts or to the relative value of such products in comparison with competing products could have a material adverse effect on AIG Annuity’s financial position or its ability to sell such products and could result in the surrender of some existing contracts and policies.

A reduction in AIG Annuity’s insurer financial strength rating could adversely impact AIG Annuity’s business.

Insurer financial strength ratings are an important factor in establishing the competitive position of insurance companies and, generally, may be expected to have an effect on an insurance company’s business. On an ongoing basis, rating agencies review the financial performance and condition of insurers and could downgrade or change a company’s ratings due to, for example, a decline in the value of a company’s investment portfolio. A multiple level downgrade, while not expected, of AIG Annuity, could have a material adverse effect on AIG Annuity’s sales, including the competitiveness of AIG Annuity’s product offerings, its ability to market products, and its financial condition and results of operations. Also, the rating agencies have a variety of policies and practices regarding the relationships among ratings of affiliated entities. As such, the ratings of AIG Annuity could be affected by changes in ratings of AIG.

Additional terrorist attacks may adversely impact AIG Annuity, depending on the nature of the events.

AIG Annuity is continuing to examine the potential exposure of its operations to acts of terrorism and to evaluate methods of addressing this exposure. In the event that a terrorist act occurs, AIG Annuity may be adversely impacted, depending on the nature of the event. AIG Annuity is also evaluating the impact of the federal Terrorism Risk Insurance Act of 2002 on the nature, availability and affordability of commercial insurance coverage for terrorism and the consequent impact on AIG Annuity’s investments portfolio, particularly in sectors such as airlines. The Terrorism Risk Insurance Act of 2002 established a temporary federal program providing for a system of shared public and private compensation for certain insured commercial property and casualty losses resulting from acts of terrorism, as defined by the Act.

The events of September 11, 2001, and the resulting disruption in the financial markets revealed weaknesses in the physical and operational infrastructure that underlies the U.S. and worldwide financial systems. Those weaknesses did not impair AIG Annuity’s liquidity in the wake of September 11, 2001. However, if an event of similar or greater magnitude occurred in the future and if the weaknesses in the physical and operational infrastructure of the U.S. and worldwide financial systems are not remedied, AIG Annuity could encounter significant difficulties in transferring funds, buying and selling securities and engaging in other financial transactions that support its liquidity.

A significant percentage of AIG Annuity’s premiums from the sales of annuities are generated through a limited number of financial institutions.

AIG Annuity’s sales of deferred annuity products through financial institutions represent a substantial amount of its total sales from such products. Sales of deferred annuities by the top producing individual financial institution comprised approximately 22%, 23% and 29% of premiums collected in 2002, 2001 and 2000, respectively. Sales of deferred annuities through the top five producing individual financial institutions comprised approximately 49%, 48% and 45% of premiums collected in 2002, 2001, and 2000, respectively. The selling agreements with the financial institutions have an indefinite life subject to cancellation by either party with thirty days notice. AIG Annuity also can terminate the selling agreements for certain causes without prior notice. There is no guarantee that AIG Annuity’s selling agreement with any one individual financial institution will not be cancelled at any time. In the event certain individual financial institutions cancel their selling agreements, AIG Annuity could realize a decline in its annuity sales in the near term.

Directors and Executive Officers

The directors and principal officers of AIG Annuity are listed below, together with information as to their ages (as of June 30, 2003), dates of election and principal business occupation during the last five years (if other than their present business occupation).

Name	Age	Year Assumed Position(s)	Position(s)	Other Positions and Other Business Experience Within Last Five Years	From - To
Jay S. Wintrob*	46	2002	Chairman of the Board of Directors	Chairman of the Board of Directors, The Variable Annuity Life Insurance Company, referred to herein as AIG VALIC	2002 - present
				Executive Vice President, American International Group, Inc., referred to herein as AIG	2002 - present
				President and Chief Executive Officer, AIG SunAmerica Inc. (formerly SunAmerica Inc.), referred to herein as AIG SAI	2001 - present
				Director, AIG Chief Operating Officer, AIG SAI	1999 - present 1998 - 2001
				Vice Chairman, AIG SAI (Joined AIG SAI in 1987)	1995 - 2001

Bruce R. Abrams*	53	2001	President and Chief Executive Officer	Executive Vice President and Chief Marketing Officer, AIG Annuity (Joined AIG Annuity in 1994)	1997 - 2001

James R. Belardi	45	2003	Executive Vice President	President, SunAmerica Life Executive Vice President, AIG SAI (Joined AIG SAI in 1986)	2002 - present 1995 - present

Michael J. Akers*	53	1999	Senior Vice President and Chief Actuary	Senior Vice President and Chief Actuary, AIG SAI	2002 - present
				Senior Vice President and Chief Actuary, AIG VALIC	1999 - 2000
				Vice President, American General Corporation, referred to herein as AGC (Joined AIG Annuity in 1993)	1998 - 1999

Name	Age	Year Assumed Position(s)	Position(s)	Other Positions and Other Business Experience Within Last Five Years	From - To
Mary L. Cavanaugh*	51	2002	Senior Vice President	Senior Vice President of AIG Annuity and Senior Vice President and Chief Legal Officer, AIG SAI	2002 - present
				Executive Vice President and General Counsel, AIG Annuity and AIG VALIC Senior Vice President and	2001 - 2002
				General Counsel, American General Accumulation Division, a division of AGC Chief Counsel—Marketing,	1999 - 2001
				The Prudential Insurance Company of America	1998 - 1999

N. Scott Gillis*	50	2002	Senior Vice President and Principal Financial Officer	Senior Vice President, AIG SAI Senior Vice President and Principal Financial Officer, AIG VALIC Controller, AIG SAI	2002 - present 2002 - present
				Vice President, AIG SAI	2001 - present
				Senior Vice President and Controller of SunAmerica Life Companies (Joined AIG SAI in 1985)	1994 - 1999 1994 - 2002

Kathleen M. McCutcheon*	42	2002	Vice President—Human Resources	Vice President—Human Resources of AIG Annuity, AIG VALIC and AIG SAI	2002 - present
				Director—Human Resources of Personal Lines division of AIG Marketing, Inc.	2000 - 2002
				Associate Vice President, CIGNA, Inc.	1998 - 2000

*	Also serves as a director.

Item 2.	FINANCIAL INFORMATION.

SELECTED FINANCIAL DATA

The following summary financial data of AIG Annuity and its subsidiaries should be read in conjunction with the Consolidated Financial Statements and Interim Financial Statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein. The results of operations data for the years ended December 31, 2000, 2001 and 2002 and the financial position data as of December 31, 2001 and 2002 are derived from the audited consolidated financial statements and notes thereto included elsewhere herein, which are referred to herein as the Consolidated Financial Statements. The results of operations data for the periods ended February 28, 1998 and December 31, 1998 and the year ended December 31, 1999 and the financial position data as of December 31, 1998, 1999 and 2000 and June 30, 2002 were derived from consolidated financial statements not included herein. The results of operations data for the six months ended June 30, 2002 and 2003 and the financial position data as of June 30, 2003 were derived from the unaudited consolidated financial statements and notes thereto included elsewhere herein, which are referred to herein as the Interim Financial Statements. In the opinion of management, the unaudited financial information includes all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair statement of such information. The results of operations for the six-month period ended June 30, 2003 are not necessarily indicative of the results that may be achieved for the full year.

	Two Months Ended February 28,	Ten Months Ended December 31,	Year Ended December 31,				Six Months Ended June 30,
	1998(1)	1998(1)	1999	2000	2001	2002	2002	2003
	(in millions)
Results of Operations:
Investment income	$138	$791	$1,112	$1,357	$1,625	$1,986	$935	$1,204
Interest credited to fixed annuity contracts without life contingencies	(73)	(467)	(661)	(801)	(986)	(1,186)	(555)	(647)
Interest credited to fixed annuity contracts with life contingencies (2)	(18)	(96)	(128)	(153)	(179)	(189)	(94)	(95)
Interest expense on securities lending agreements	—	—	—	—	—	(3)	—	(29)

Net investment spread(3)	47	228	323	403	460	608	286	433

Net realized investment losses	(7)	(29)	(53)	(76)	(84)	(300)	(141)	(27)
Fee income	1	11	17	29	26	26	13	17
Premiums and other considerations	13	140	326	301	379	50	26	15
Insurance policy benefits and increase in policy reserves	(13)	(149)	(323)	(302)	(367)	(56)	(26)	(21)
General and administrative expenses and annual commissions, net of deferrals	(2)	(19)	(34)	(35)	(32)	(38)	(19)	(20)
Amortization of goodwill	—	(20)	(23)	(23)	(23)	—	—	—
Amortization of deferred acquisition costs and cost of insurance purchased	(8)	(50)	(53)	(112)	(257)	(39)	(16)	(123)

Pretax income before cumulative effect of accounting change	31	112	180	185	102	251	123	274
Income tax expense	(11)	(45)	(68)	(70)	(41)	(87)	(43)	(96)

Net income before cumulative effect of accounting change	20	67	112	115	61	164	80	178

Cumulative effect of accounting change, net of tax	—	—	—	—	(22)	—	—	—

Net income	$20	$67	$112	$115	$39	$164	$80	$178

(1)	Prior to February 25, 1998, American General Corporation, or AGC, AIG Annuity’s ultimate parent at that date, owned approximately a 46% interest in Western National Corporation, or WNC, which in turn owned 100% of AIG Annuity. On February 25, 1998, AGC acquired the remaining 54% of WNC.
(2)	Interest credited to fixed annuity contracts with life contingencies is included in the line item “Increase in policy reserves” in the consolidated statements of income and comprehensive income included in the Consolidated Financial Statements and Interim Financial Statements included elsewhere herein.
(3)	Net investment spread is presented herein as AIG Annuity’s management believes it is a meaningful measure of the profitability of the business. Net investment spread is a standard measure of performance used in the insurance industry by companies that sell fixed annuities and similar products.

	At December 31,					At June 30,
	1998	1999	2000	2001	2002	2002	2003
	(in millions)
Financial Position:
Investments and cash	$14,477	$16,048	$19,468	$24,609	$37,530	$30,260	$47,008
Variable annuity assets related to separate accounts	82	204	309	383	354	384	373
Deferred acquisition costs and cost of insurance purchased	640	1,019	1,277	1,268	1,446	1,514	1,023
Goodwill	899	876	852	830	830	830	830
Other assets	219	273	415	489	582	800	907

Total assets	$16,317	$18,420	$22,321	$27,579	$40,742	$33,788	$50,141

Reserves for fixed annuity contracts without life contingencies	$11,826	$14,204	$16,754	$20,795	$28,484	$24,360	$32,569
Reserves for fixed annuity contracts with life contingencies	1,748	2,069	2,407	2,767	2,818	2,792	2,828
Variable annuity liabilities related to separate accounts	82	204	309	383	354	384	373
Securities lending payable	112	—	1	10	2,983	—	5,148
Other payables and accrued liabilities	65	123	221	433	1,213	2,754	2,982
Deferred income taxes	126	97	181	181	387	192	735
Shareholder’s equity	2,358	1,723	2,448	3,010	4,503	3,306	5,506

Total liabilities and shareholder’s equity	$16,317	$18,420	$22,321	$27,579	$40,742	$33,788	$50,141

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussions in this section are based on, should be read in conjunction with, and are qualified in their entirety by AIG Annuity’s Consolidated Financial Statements and Interim Financial Statements, included elsewhere herein.

Management’s discussion and analysis of financial condition and results of operations of AIG Annuity for the six months ended June 30, 2003 (“First Half 2003”) and June 30, 2002 (“First Half 2002”) and for the three years ended December 31, 2002 (“2002”), 2001 (“2001”) and 2000 (“2000”) follows. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

Critical Accounting Policies

AIG Annuity considers among its most critical accounting policies those policies with respect to valuation of certain financial instruments and amortization of DAC and CIP. In the implementation of each of the aforementioned policies, management is required to exercise its judgment on both a quantitative and qualitative basis. Further explanation of how management exercises that judgment follows:

Valuation of Certain Financial Instruments

Gross unrealized losses on debt and equity securities available for sale amounted to $321.7 million at June 30, 2003, compared with $758.0 million at December 31, 2002. When a decline in value is deemed to be other-than-temporary, AIG Annuity recognizes an impairment loss in the current period operating results to the extent of the decline (see also discussion within “Capital Resources” herein).

Securities in our portfolio with a carrying value of approximately $2.16 billion at June 30, 2003 do not have readily determinable market prices. For these securities, AIG Annuity estimates their fair value with internally prepared valuations (including those based on estimates of future profitability). Otherwise, we use our most recent purchases and sales of similar unquoted securities, independent broker quotes or comparison to similar securities with quoted prices when possible to estimate the fair value of those securities. All such securities are classified as available for sale. Our ability to liquidate our positions in these securities will be impacted to a significant degree by the lack of an actively traded market, and we may not be able to dispose of these investments in a timely manner. Although we believe our estimates reasonably reflect the fair value of those securities, our key assumptions about the risk-free interest rates, risk premiums, performance of underlying collateral, if any, and other factors may not reflect those of an active market.

Amortization of Deferred Acquisition Costs and Cost of Insurance Purchased

We amortize our DAC based on a percentage of expected gross profits, or EGPs, over the life of the underlying policies. EGPs are computed based on assumptions related to the underlying policies written, including their anticipated duration, net spreads earned during the life of the contracts, costs of providing policy guarantees, and the level of expenses necessary to maintain the policies. AIG Annuity adjusts DAC amortization each quarter for significant differences between actual and assumed profitability in that period. AIG Annuity revises future DAC assumptions, referred to herein as a DAC unlocking, when estimates of future gross profits to be realized on its annuity policies are revised. Increases in future EGPs may result from higher interest spread and/or lower surrender rate assumptions, while decreases in future EGPs may result from lower interest spread and/or higher surrender rate assumptions. DAC amortization for the current period is reduced when future EGPs are increased and increased when future EGPs are decreased. AIG Annuity amortizes CIP in the same manner as DAC. AIG Annuity also tests its DAC and CIP for recoverability on at least an annual basis.

Business Segments

At June 30, 2003 and in all prior periods presented, AIG Annuity had one business segment, annuity operations, which consisted primarily of the sale and administration of individual fixed annuities.

Results of Operations — Six Months Ended June 30, 2003 and 2002

NET INCOME totaled $177.9 million for the First Half 2003 compared to $80.4 million for the First Half 2002. The increase in the 2003 period compared to the 2002 period primarily resulted from higher net investment spread and lower net realized investment losses, partially offset by higher amortization of DAC and CIP.

NET INVESTMENT SPREAD represents the spread between the investment income earned on invested assets and the interest credited to fixed annuity contracts and paid on other interest-bearing liabilities. In evaluating its investment yield and net investment spread, AIG Annuity calculates average invested assets using the amortized cost of bonds, notes and redeemable preferred stocks. This basis does not include unrealized gains and losses, which are reflected in the carrying value (i.e., fair value) of those investments pursuant to Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

Net investment spread increased to $433.0 million for the First Half 2003 from $286.3 million for the First Half 2002, representing, on an annualized basis, 2.21% of average invested assets of $39.23 billion in 2003 and 2.20% of average invested assets of $26.05 billion in 2002.

Growth in average invested assets resulted primarily from the sales of fixed annuity products. In 2002, AIG Annuity achieved record sales of its products as demand for guaranteed fixed-return products grew steadily, as investors sought security in a volatile market environment. Also contributing to the increased sales were over 200 new financial institutions that began selling AIG Annuity’s products during 2002. The strong sales continued during the First Half 2003. Deposits and premium receipts on fixed annuity contracts totaled $4.25 billion in the First Half 2003 and $4.14 billion in the First Half 2002. These deposits represented 13.6% and 17.6% respectively, of the related reserve balances at the beginning of the respective periods. Growth in average invested assets also resulted from investing capital contributions received, and cash collateral received from the securities lending program. As discussed in Notes 2, 3 and 11 of Notes to Consolidated Financial Statements, AIG Annuity participates in a securities lending program with an affiliated agent, pursuant to which it lends its securities and primarily takes cash as collateral with respect to the securities lent. Income from the securities lent is recorded as net investment income, while AIG Annuity pays interest on the securities lending agreements and related management fees to administer the program.

Under accounting principles generally accepted in the U.S., deposits collected on non-traditional life and annuity insurance products, such as those sold by AIG Annuity, are not reflected as revenues in AIG Annuity’s consolidated statement of income and comprehensive income, as they are recorded directly upon receipt to reserves for fixed annuity contracts without life contingencies.

Net investment spreads include the effect of income earned or interest paid on the difference between average invested assets and average interest-bearing liabilities. Average invested assets exceeded average interest-bearing liabilities by $1.60 billion in the First Half 2003, compared with $0.98 billion in the First Half 2002. The difference between AIG Annuity’s yield on average invested assets and the rate paid on average interest-bearing liabilities was 2.04% in the First Half 2003 and 2.00% in the First Half 2002. Excluding the impact of the securities lending program, the difference between AIG Annuity’s yield on average invested assets and the rate paid on average interest-bearing liabilities was 2.26% in the First Half 2003.

Investment income (and the related yields on average invested assets) totaled $1.20 billion (6.14%) in the First Half 2003, compared with $935.6 million (7.18%) in the First Half 2002. The decrease in the investment yield in the 2003 period compared to the 2002 period primarily reflected the impact of short-term investments in 2003 related to the securities lending program, and secondarily a lower prevailing interest rate environment. Excluding the impact of the securities lending program, the yield on average invested assets was 6.70% in the First Half 2003. Investment income has been reduced by expenses incurred to manage the investment portfolio of $12.6 million in the First Half 2003 and $8.6 million in the First Half 2002.

Interest expense totaled $771.5 million in the First Half 2003, compared with $649.3 million in the First Half 2002. The average rate paid on all interest-bearing liabilities was 4.10% for the First Half 2003 compared to 5.18% for the First Half 2002. Interest-bearing liabilities averaged $37.63 billion during the First Half 2003 and $25.07 billion during the First Half 2002. The decline in the overall rates paid in the 2003 period compared to the 2002 period resulted primarily from the impact of a declining interest rate environment, and secondly from the impact of the securities lending program in 2003. Excluding the impact of the securities lending program, the average rate paid on all other interest-bearing liabilities would have been 4.44% for the First Half 2003.

NET REALIZED INVESTMENT LOSSES totaled $26.7 million in the First Half 2003, compared with $140.8 million in the First Half 2002, and included impairment writedowns of $96.2 million and $78.8 million, respectively. Thus, net realized investment gains from sales and redemptions of investments totaled $69.5 million in the First Half 2003, compared to $62.0 million of net realized losses in the First Half 2002.

AIG Annuity sold or redeemed invested assets, principally bonds and notes, aggregating $10.02 billion in the First Half 2003 and $8.46 billion in the First Half 2002. Sales of investments result from the active management of AIG Annuity’s investment portfolio. Because redemptions of investments are generally involuntary and sales of investments are made in both rising and falling interest rate environments, net gains (losses) from sales and redemptions of investments fluctuate from period to period, and represent 0.18% and 0.24% of average invested assets for the First Half 2003 and the First Half 2002, respectively. Active portfolio management involves the ongoing evaluation of asset sectors, individual securities within the investment portfolio and the reallocation of investments from sectors that are perceived to be relatively overvalued to sectors that are perceived to be relatively undervalued. The intent of AIG Annuity’s active portfolio management is to achieve adequate risk-adjusted returns consistent with its investment objectives of effective asset-liability management, liquidity and safety.

Impairment writedowns consisted of $96.2 million and $78.8 million of provisions principally applied to bonds in the First Half 2003 and the First Half 2002, respectively. Impairment writedowns represented 0.30% of average invested assets for the First Half 2003. Such writedowns are based upon estimates of the net realizable value of invested assets and recorded when declines in value of such assets are considered to be other than temporary. Actual realization will be dependent upon future events.

FEE INCOME, which primarily consisted of surrender charges, totaled $16.5 million in the First Half 2003 and $12.7 million in the First Half 2002. Surrender charges on annuity contracts totaled $13.4 million in the First Half 2003 and $9.3 million in the First Half 2002. AIG Annuity’s fixed-rate products incorporate surrender charges or other restrictions in order to encourage persistency. Approximately 86% of AIG Annuity’s fixed deferred annuity reserves were subject to surrender penalties at June 30, 2003. Surrender charges generally are assessed on withdrawals at declining rates during the first five to seven years of a contract depending on product characteristics. Withdrawal payments, which exclude claims and lump-sum annuity benefits, totaled $729.3 million in the First Half 2003 and $613.4 million in the First Half 2002. These payments, when expressed as a annualized percentage of average related reserves, represented 4.90% and 5.74% for the First Half 2003 and the First Half 2002, respectively. Withdrawal payments are expected to increase gradually in future periods.

PREMIUMS AND INSURANCE POLICY BENEFITS on fixed annuities with life contingencies, which include structured settlements and pay-out annuities, are two components used by the management of AIG Annuity in evaluating the profitability of business dependent on mortality experience. The third component used in analyzing the profitability of this business is the investment income on the assets that support the reserves for annuity contracts with life contingencies. Such income is included within total investment income as reported in the consolidated statement of income and comprehensive income.

PREMIUMS AND OTHER CONSIDERATIONS received for structured settlements and pay-out annuities totaled $15.3 million for the First Half 2003 and $25.7 million for the First Half of 2002. AIG Annuity ceased selling structured settlement contracts during 2001.

INSURANCE POLICY BENEFITS include periodic benefit payments on structured settlements and pay-out annuities and totaled $105.8 million for the First Half 2003 and $95.4 for the First Half 2002.

INCREASE IN POLICY RESERVES on structured settlements and pay-out annuities totaled $10.1 million in the First Half 2003 and $24.0 million in the First Half 2002, which included interest credited of $95.5 million in 2003 and $94.0 million in 2002. Policy reserves increase as a result of premiums and other considerations received and decrease as a result of insurance policy benefits paid.

GENERAL AND ADMINISTRATIVE EXPENSES, NET OF DEFERRALS totaled $18.5 million in the First Half 2003 and $16.8 million in the First Half 2002. General and administrative expenses remain closely controlled through a company-wide cost containment program and, on an annualized basis, represented approximately 1/10 of 1% of average total assets in the First Half 2003.

AMORTIZATION OF DEFERRED ACQUISITION COSTS AND COST OF INSURANCE PURCHASED totaled $123.3 million in the First Half 2003, compared with $16.4 million in 2002, including amounts related to net realized investment losses that reduced amortization by $3.8 million in 2003 and $76.7 million in 2002. Excluding the effect of realized investment gains and losses, amortization from operations was $127.1 million and $93.1 million for the First Half 2003 and 2002, respectively.

INCOME TAX EXPENSE totaled $95.6 million in the First Half 2003 and $42.7 million in the First Half 2002, representing effective tax rates of approximately 35.0% for both periods.

Results of Operations — Years Ended December 31, 2002, 2001 and 2000

NET INCOME totaled $163.7 million in 2002, compared with $38.8 million in 2001 and $115.3 million in 2000. The increase in 2002 compared to 2001 primarily resulted from higher net investment spread and lower amortization of deferred acquisition costs, partially offset by higher net realized investment losses. The decline in 2001 from 2000 primarily resulted from increased amortization of deferred acquisition costs, partially offset by increased net investment spread.

NET INVESTMENT SPREAD totaled $607.7 million in 2002, $460.4 million in 2001 and $403.9 million in 2000. These amounts represent 2.15% on average invested assets of $28.30 billion in 2002, 2.09% on average invested assets of $21.99 billion in 2001 and 2.22% on average invested assets of $18.15 billion in 2000 on an annualized basis.

Growth in average invested assets resulted primarily from the sales of fixed annuity products. In 2002, AIG Annuity achieved record sales of its products as demand for guaranteed fixed-return products grew steadily and investors sought security in a volatile market environment. Also contributing to the increased sales were over 200 new financial institutions which began selling AIG Annuity’s products during 2002. Deposits and premium receipts on fixed annuity contracts totaled $8.53 billion in 2002, $5.71 billion in 2001 and $4.16 billion in 2000. These deposits represented 36.2%, 29.8%, and 25.6%, respectively, of the related reserve balances at the beginning of the respective periods. Growth in average invested assets also resulted from investing capital contributions received and cash collateral received from the securities lending program.

Net investment spreads include the effect of income earned or interest paid on the difference between average invested assets and average interest-bearing liabilities. Average invested assets exceeded average interest-bearing liabilities by $946.3 million in 2002, compared with $718.6 million in 2001 and $573.3 million in 2000. The increase in 2002 reflects $1.02 billion of capital contributions received during 2002. The increase in 2001 reflects the impact of $252.5 million in capital contributions received. The difference between AIG Annuity’s yield on average invested assets and the rate paid on average interest-bearing liabilities was 1.98% in 2002, 1.91% in 2001 and 2.06% in 2000. Excluding the impact of the securities lending program, the difference between AIG Annuity’s yield on average invested assets and the rate paid on average interest-bearing liabilities was 1.99% in 2002, 1.91% in 2001 and 2.06% in 2000.

Investment income (and the related yields on average invested assets) totaled $1.98 billion (7.02%) in 2002, compared with $1.63 billion (7.39%) in 2001 and $1.36 billion (7.48%) in 2000. Excluding the impact of the securities lending program, the yield on average invested assets was 7.06% in 2002, 7.39% in 2001 and 7.48% in 2000. The decrease in the investment yield in 2002 compared to 2001 and 2000 primarily reflects a lower prevailing interest rate environment. Investment income has been reduced by non-interest expenses incurred to manage the investment portfolio of $18.7 million in 2002, $22.3 million in 2001 and $17.2 million in 2000.

Interest expense totaled $1.38 billion in 2002, $1.16 billion in 2001 and $953.5 million in 2000. The average rate paid on all interest-bearing liabilities was 5.04% in 2002, compared to 5.48% in 2001 and 5.42% in 2000. Interest-bearing liabilities averaged $27.35 billion during 2002, $21.27 billion during 2001 and $17.58 billion during 2000. Excluding the impact of the securities lending program, the average rate paid on all other interest-bearing liabilities would have been 5.07% in 2002. The decline on the overall rates paid in 2002 compared to 2001 resulted primarily from the impact of a declining interest rate environment.

NET REALIZED INVESTMENT LOSSES totaled $300.4 million in 2002, compared with $83.3 million in 2001 and $76.0 million in 2000. These amounts include impairment writedowns of $189.8 million, $83.7 million and $32.7 million, respectively. Thus, net realized investment gains (losses) from sales and redemptions of investments totaled ($110.6) million in 2002, compared with $0.4 million in 2001 and ($43.3) million in 2000.

AIG Annuity sold or redeemed invested assets, principally bonds and notes, aggregating $18.89 billion in 2002, $16.48 billion in 2001 and $5.66 billion in 2000. Sales of investments result from the active management of AIG Annuity’s investment portfolio. Because redemptions of investments are generally involuntary and sales of investments are made in both rising and falling interest rate environments, net gains and losses from sales and redemptions of investments fluctuate from period to period, and represent 0.39%, 0.01% and 0.24% of average invested assets for 2002, 2001 and 2000, respectively.

Impairment writedowns consisted of $189.8 million, $83.7 million and $32.7 million of provisions principally applied to bonds in 2002, 2001 and 2000, respectively. For the five years ended December 31, 2002, impairment writedowns as a percentage of average invested assets have ranged from 0.03% to 0.67% and have averaged 0.33%. Such writedowns are based upon estimates of the net realizable value of invested assets and recorded when declines in value of such assets are considered to be other than temporary. Actual realization will be dependent upon future events. AIG Annuity recorded $33.9 million ($22.0 million, net of tax) of additional impairments in 2001 pursuant to the implementation of Emerging Issues Task Force Statement 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Interests in Securitized Financial Assets, referred to herein as EITF 99-20. This adjustment was recorded as a cumulative effect of accounting change in the consolidated statement of income and comprehensive income for 2001.

FEE INCOME, which primarily consisted of surrender charges, totaled $26.1 million in 2002, $25.5 million in 2001 and $29.9 million in 2000. Surrender charges on annuity contracts totaled $20.0 million in 2002, $19.3 million in 2001 and $23.3 million in 2000. Approximately 87% of AIG Annuity’s fixed deferred annuity reserves were subject to surrender penalties at December 31, 2002. Withdrawal payments, which exclude claims and lump-sum annuity benefits, totaled $1.31 billion in 2002, compared with $1.62 billion in 2001 and $1.83 billion in 2000. These payments when expressed as a percentage of average related reserves represent 5.6%, 9.2% and 12.4% for 2002, 2001 and 2000, respectively. Withdrawal payments are expected to increase gradually in future periods.

PREMIUMS AND OTHER CONSIDERATIONS received for structured settlements and pay-out annuities totaled $49.8 million in 2002, $379.1 million in 2001 and $301.4 million in 2000. AIG Annuity ceased selling structured settlement contracts during 2001.

INSURANCE POLICY BENEFITS includes periodic benefit payments on structured settlements and pay-out annuities and totaled $194.9 million in 2002, $188.7 million in 2001 and $168.5 million in 2000.

INCREASE IN POLICY RESERVES on structured securities and pay-out annuities totaled $49.8 million in 2002, $357.8 million in 2001 and $287.2 million in 2000, and included interest credited of $188.9 million, $179.3 million and $152.7 million for 2002, 2001 and 2000, respectively. Policy reserves also increase as a result of premiums and other considerations received and decrease as a result of insurance policy benefits paid.

GENERAL AND ADMINISTRATIVE EXPENSES, NET OF DEFERRALS totaled $32.0 million in 2002, $30.9 million in 2001 and $31.0 million in 2000. General and administrative expenses remain closely controlled through a company-wide cost containment program and represented approximately 1/10 of 1% of average total assets in 2002.

AMORTIZATION OF GOODWILL totaled $23.0 million in both 2001 and 2000. Effective January 1, 2002, AIG Annuity adopted SFAS 142, defined below, at which time it ceased amortizing goodwill.

AMORTIZATION OF DEFERRED ACQUISITION COSTS AND COST OF INSURANCE PURCHASED totaled $39.2 million in 2002, compared with $257.4 million in 2001 and $111.7 million in 2000, including amounts related to realized investment gains (losses) of ($146.2) million in 2002, $31.2 million in 2001 and ($19.2) million in 2000. Amortization from operations included unlocking adjustments totaling ($18.7) million in 2002, $84.0 million in 2001 and $46.0 million in 2000. In 2002, amortization was reduced by $18.7 million to reflect favorable interest spreads and improved surrender experience on the business in force. In 2001, amortization was increased by $84.0 million to reflect higher surrenders expected on certain business no longer subject to surrender charges. In 2000, amortization was increased by $46.0 million to reflect higher current and expected surrender experience on the business in force. Excluding the effect of realized investment gains and losses and unlocking adjustments, amortization from operations, net of interest accretion, was $204.1 million, $142.2 million and $84.9 million for 2002, 2001 and 2000, respectively.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX reflected the adoption of EITF 99-20 in 2001. AIG Annuity recorded a loss of $22.0 million, net of tax, which is recognized in the consolidated statement of income and comprehensive income as a cumulative effect of accounting change for the year ended December 31, 2001 (see Note 2 of Notes to Consolidated Financial Statements).

INCOME TAX EXPENSE totaled $87.2 million in 2002, $40.9 million in 2001 and $70.4 million in 2000, representing effective tax rates of approximately 35%, 40% and 38% in 2002, 2001 and 2000, respectively. The effective tax rates are in excess of the statutory rate of 35% in both 2001 and 2000 primarily due to permanent differences between pre-tax income for financial reporting and income tax reporting, including goodwill amortization expense of $23.0 million, offset by tax credits of $3.1 million. The amortization of goodwill was discontinued in 2002 as a result of the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, referred to herein as SFAS 142, effective January 1, 2002.

Capital Resources — At June 30, 2003 and December 31, 2002

SHAREHOLDER’S EQUITY increased to $5.51 billion at June 30, 2003 from $4.50 billion at December 31, 2002. The increase reflected capital contributions received totaling $195.0 million, as well as net income of $177.9 million and other comprehensive income of $630.6 million.

INVESTMENTS AND CASH at June 30, 2003 totaled $47.01 billion, compared with $37.53 billion at December 31, 2002. AIG Annuity’s invested assets are managed by a subsidiary of AIG and certain unaffiliated investment managers. The following table summarizes AIG Annuity’s investments portfolio at December 31, 2002 and June 30, 2003.

	December 31, 2002		June 30, 2003
	Carrying Value	Percentage of Portfolio	Carrying Value	Percentage of Portfolio
	(in millions, except for percentages)
Bond Portfolio:
U.S. government securities	$211	0.6%	$177	0.4%
Mortgage-backed securities	8,192	21.8	8,789	18.7
Other bonds, notes and redeemable preferred stocks	23,968	63.9	29,139	62.0

Total Bond Portfolio	32,371	86.3	38,105	81.1

Other Investments and Cash:
Mortgage loans	288	0.8	322	0.7
Common stocks	3	0.0	2	0.0
Cash and short-term investments	653	1.7	2,141	4.5
Partnerships	888	2.3	948	2.0
Securities lending collateral	2,983	8.0	5,148	11.0
Policy loans and other invested assets	344	0.9	342	0.7

Total Investments and Cash	$37,530	100.0%	$47,008	100.0%

AIG Annuity’s general investment philosophy is to hold fixed-rate assets for long-term investment. However, AIG Annuity has determined that all of its portfolio of bonds, notes and redeemable preferred stocks, which is referred to herein as the Bond Portfolio, is available to be sold in response to changes in market interest rates, changes in relative value of asset sectors and individual securities, changes in prepayment risk, changes in credit quality outlook for certain securities, and AIG Annuity’s need for liquidity and other similar factors.

The BOND PORTFOLIO, which constituted 81% of AIG Annuity’s total investment portfolio at June 30, 2003, had an aggregate fair value that was $2.67 billion greater than its amortized cost at June 30, 2003, compared with $1.06 billion at December 31, 2002. The increase in net unrealized gains on this portfolio subsequent to December 31, 2002 principally reflected a decline in prevailing interest rates and the corresponding effect on the fair value of the portfolio at June 30, 2003.

At June 30, 2003, the Bond Portfolio (excluding $56.4 million of redeemable preferred stocks) had an aggregate carrying value (i.e., fair value) of $38.05 billion and an aggregate amortized cost of $35.38 billion. At June 30, 2003, the Bond Portfolio included $37.39 billion of bonds rated by Standard & Poor’s, Moody’s or the NAIC, and $656.3 million of bonds rated by AIG Annuity pursuant to statutory rating guidelines established by the NAIC. At June 30, 2003, approximately $35.62 billion of the Bond Portfolio was rated investment grade, including $8.97 billion of U.S. government/agency securities and mortgage-backed securities, referred to herein as MBS.

At June 30, 2003, the Bond Portfolio included $2.43 billion of bonds that were not rated investment grade. These non-investment-grade bonds accounted for approximately 5.0% of AIG Annuity’s total assets and approximately 5.5% of its invested assets. Non-investment-grade securities generally provide higher yields and involve greater risks than investment-grade securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than are investment-grade issuers. In addition, the trading market for these securities is usually more limited than for investment-grade securities. An economic downturn could produce higher than average issuer defaults by non-investment-grade issuers, which could cause AIG Annuity’s investment returns and net income to decline. At June 30, 2003, AIG Annuity’s non-investment-grade portfolio consisted of 378 issues with no single issuer representing more than 2.5% of the total. These non-investment-grade securities were comprised of bonds spanning 11 industries with approximately 21% of these assets concentrated in utilities, 13% in consumer non-cyclical, 13% in communications, 11% in consumer cyclical, 10% in basic industrial, 8% in finance and 8% in transportation. No other industry concentration constituted more than 8% of these assets.

The table on the next page summarizes AIG Annuity’s rated bonds by rating classification as of June 30, 2003.

RATED BONDS BY RATING CLASSIFICATION

(dollars in billions)

Issues rated by S&P/Moody’s			Issues not rated by S&P/Moody’s by NAIC category			Total
S&P/Moody’s Category (1)	Amortized cost	Estimated fair value	NAIC Category (2)	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Percent of total invested assets
AAA+ to A- (Aaa to A3)	$19.61	$21.18	1	$0.94	$0.99	$20.55	$22.17	49.96%
BBB+ to BBB- (Baa1 to Baa3)	11.33	12.48	2	0.93	0.97	12.26	13.45	30.31%
BB+ to BB- (Ba1 to Ba3)	1.13	1.09	3	0.16	0.15	1.29	1.24	2.80%
B+ to B- (B1 to B3)	0.73	0.69	4	0.10	0.10	0.83	0.79	1.78%
CCC+ to C (Caa to C)	0.40	0.34	5	0.02	0.02	0.42	0.36	0.83%
CI to D	—	—	6	0.03	0.04	0.03	0.04	0.09%

TOTAL RATED ISSUES	$33.20	$35.78		$2.18	$2.27	$35.38	$38.05

(1)	S&P rates debt securities in rating categories ranging from AAA (the highest) to D (in payment default). A plus (+) or minus (-) indicates the debt’s relative standing within the rating category. A security rated BBB- or higher is considered investment grade. Moody’s rates debt securities in rating categories ranging from Aaa (the highest) to C (extremely poor prospects of ever attaining any real investment standing). The number 1, 2 or 3 (with 1 the highest and 3 the lowest) indicates the debt’s relative standing within the rating category. A security rated Baa3 or higher is considered investment grade. Issues are categorized based on the highest of the S&P and Moody’s ratings if rated by both agencies.

(2)	Bonds and short-term promissory instruments are divided into six quality categories for NAIC rating purposes, ranging from 1 (highest) to 5 (lowest) for non-defaulted bonds plus one category, 6, for bonds in or near default. These six categories correspond with the S&P/Moody’s rating groups listed above, with categories 1 and 2 considered investment grade. The NAIC categories include $656.3 million of assets that were rated by AIG Annuity pursuant to applicable NAIC rating guidelines.

The valuation of invested assets involves obtaining a market value for each security. The source for the market value is generally from market exchanges, with the exception of non-traded securities.

Another aspect of valuation pertains to impairment. As a matter of policy, the determination that a security has incurred an other-than temporary decline in value and the amount of any loss recognition requires the judgment of AIG Annuity’s management and a continual review of its investments.

In general, a security is considered a candidate for impairment if it meets any of the following criteria:

•	Trading at a significant discount to par, amortized cost (if lower) or cost for an extended period of time;

•	The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation; or (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for the court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

•	In the opinion of AIG Annuity’s management, it is unlikely that AIG Annuity will realize a full recovery on its investment, irrespective of the occurrence of one of the foregoing events.

Once a security has been identified as potentially impaired, the amount of such impairment is determined by reference to that security’s contemporaneous market price. However, the market price following a significant credit event of any issuer may be volatile after such an event. Factors such as market liquidity, hedge fund activity, sensitivity to “headline” risk and the widening of bid/ask spreads contribute to price volatility. Because of such volatility, the market price may not be indicative of the fair value of such an investment, and consequently, not indicative of a reasonable estimate of realizable value.

AIG Annuity has the ability to hold any security to its stated maturity. Therefore, the decision to sell reflects the judgment of AIG Annuity’s management that the security sold is unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the sale decision reflects management’s judgment that the risk-discounted anticipated ultimate recovery is less than the value achieved on sale.

As a result of these policies, AIG Annuity recorded pre-tax impairment writedowns of $96.2 million in the First Half 2003 and $78.8 million in the First Half 2002.

Excluding the impairments noted above, the changes in market value for AIG Annuity’s Bond Portfolio, which constitutes the vast majority of AIG Annuity’s investments, were recorded as a component of other comprehensive income in shareholder’s equity as unrealized gains or losses. At June 30, 2003, AIG Annuity’s Bond Portfolio had an aggregate pre-tax unrealized gain of $2.99 billion and an aggregate pre-tax unrealized loss of $321.7 million. No single issuer accounted for more than 6% of the unrealized losses.

At June 30, 2003, the fair value of AIG Annuity’s Bond Portfolio aggregated to approximately $38.05 billion. Of this aggregate fair value, approximately 1% represented securities trading at or below 75 percent of cost or amortized cost.

The impact of unrealized losses on net income will be further mitigated upon realization, because realization will result in current decreases in the amortization of certain deferred acquisition costs and decreases in income taxes.

At June 30, 2003, approximately $3.08 billion of AIG Annuity’s Bond Portfolio had an aggregate pre-tax unrealized loss of $321.7 million. The gross unrealized losses in the Bond Portfolio included the following concentrations:

Concentration	Gross Unrealized Losses
(In millions)
Investment Grade:
Transportation	$21.2
Public utilities	8.1
Financial	27.3
Consumer non-cyclical	5.6
Consumer cyclical	9.6
Basic industrial	3.7

Not Rated and Below Investment Grade:
Transportation	91.4
Public utilities	70.5
Financial	22.9
Consumer non-cyclical	14.3
Consumer cyclical	10.1
Basic industrial	14.5

The amortized cost of the Bond Portfolio in an unrealized loss position at June 30, 2003, by contractual maturity, is shown below:

Amortized Cost
(In millions)
Due in one year or less	$68.3
Due after one year through five years	404.9
Due after five years through ten years	1,119.7
Due after ten years	1,808.9

Total	$3,401.8

In the six months ended June 30, 2003, the pre-tax realized losses incurred with respect to the sale of fixed securities in the Bond Portfolio were $70.7 million. The aggregate fair value of securities sold was $1.41 billion, which was approximately 95.2% of amortized cost. The average period of time that securities sold at a loss during the six months ended June 30, 2003 were trading continuously at a price below amortized cost was approximately six months.

The “aging” of pre-tax unrealized loss positions at June 30, 2003, distributed as a percentage of amortized cost, including the number of respective items, was as follows:

(dollars in millions)	Less than or Equal to 20% of Amortized Cost			Greater than 20% to 50% of Amortized Cost			Greater than 50% of Amortized Cost			Total
Months	Amortized Cost	Unrealized Loss	Items	Amortized Cost	Unrealized Loss	Items	Amortized Cost	Unrealized Loss	Items	Amortized Cost	Unrealized Loss	Items
Investment Grade Bonds
0-6	$1,818	$(53)	247	$204	$(62)	35	$15	$(11)	13	$2,037	$(126)	295
7-12	79	(6)	14	—	—	—	—	—	—	79	(6)	14
>12	81	(6)	28	108	(33)	21	4	(2)	2	193	(41)	51

Total	1,978	(65)	289	312	(95)	56	19	(13)	15	2,309	(173)	360

Below Investment Grade Bonds
0-6	$367	$(20)	71	$85	$(21)	18	$6	$(4)	5	$458	$(45)	94
7-12	83	(7)	23	8	(2)	7	17	(9)	4	108	(18)	34
>12	372	(31)	74	140	(47)	32	15	(8)	4	527	(86)	110

Total	822	(58)	168	233	(70)	57	38	(21)	13	1,093	(149)	238

Total Bonds
0-6	$2,185	$(73)	318	$289	$(83)	53	$21	$(15)	18	$2,495	$(171)	389
7-12	162	(13)	37	8	(2)	7	17	(9)	4	187	(24)	48
>12	453	(37)	102	248	(80)	53	19	(10)	6	720	(127)	161

Total	2,800	(123)	457	545	(165)	113	57	(34)	28	3,402	(322)	598

As stated previously, the valuation for AIG Annuity’s investment portfolio comes from market exchanges or dealer quotations, with the exception of non-traded securities. AIG Annuity considers non-traded securities to mean certain fixed income investments, certain structured securities, limited partnerships and hedge funds. The aggregate carrying value of these securities at June 30, 2003 was approximately $3.11 billion.

The methodology used to estimate fair value of non-traded fixed income investments is by reference to traded securities with similar attributes and using a matrix pricing methodology. This technique takes into account such factors as the industry, the security’s rating and tenor, its coupon rate, its position in the capital structure of the issuer, and other relevant factors. The change in fair value is recognized as a component of other comprehensive income.

For certain structured securities, the carrying value is based on an estimate of the security’s future cash flows pursuant to the requirements of EITF 99-20. The change in carrying value is recognized in income.

Hedge funds and limited partnerships in which AIG Annuity holds in the aggregate less than a five percent interest are carried at fair value. The change in fair value is recognized as a component of other comprehensive income. With respect to hedge funds and limited partnerships in which AIG Annuity holds in the aggregate a five percent or greater interest, the carrying value is the net asset value. The changes in such net asset values are recorded in income. AIG Annuity obtains the fair value of its investments in limited partnerships and hedge funds from information provided by the sponsors of each of these investments, the accounts of which are generally audited on an annual basis.

Each of these investment categories is regularly tested to determine if impairment in value exists. Various valuation techniques are used with respect to each category in this determination.

MORTGAGE LOANS aggregated $322.1 million at June 30, 2003, and consisted of 63 commercial and 2 residential first mortgage loans with an average loan balance of approximately $5.0 million, collateralized by properties located in 25 states. The property collateralizing the portfolios was approximately 50% office, 24% retail, 10% industrial, 9% manufactured housing and 7% multifamily residential. At June 30, 2003, 36% of this portfolio was secured by properties located in California, 8% by properties located in Illinois, 7% by properties located in Pennsylvania, 7% by properties located in Indiana, and no more than 5% of this portfolio was secured by properties in any other single state. At June 30, 2003, there were 11 mortgage loans with outstanding balances of $10 million or more, which loans collectively aggregated approximately 53% of the portfolio. At the time of their origination or purchase by AIG Annuity, virtually all mortgage loans had loan-to-value ratios of 76% or less. During the six months ended June 30, 2003 and 2002, loans delinquent by more than 90 days, foreclosed loans and restructured loans were not significant in relation to the total mortgage loan portfolio.

Substantially all of the mortgage loan portfolio has been originated by AIG Annuity under its underwriting standards. Commercial mortgage loans on properties such as offices, hotels and shopping centers generally represent a higher level of risk than do mortgage loans secured by multifamily residences. This greater risk is due to several factors, including the larger size of such loans and the more immediate effects of general economic conditions on these commercial property types. However, due to AIG Annuity’s underwriting standards, AIG Annuity believes that it has prudently managed the risk attributable to its mortgage loan portfolio while maintaining attractive yields.

PARTNERSHIPS totaled $947.6 million at June 30, 2003 with an average size of approximately $21.1 million. At December 31, 2002, partnerships totaled $887.5 million. The risks generally associated with partnerships include those related to their underlying investments (i.e., equity securities and debt securities), plus a level of illiquidity, which is mitigated to some extent by the existence of contractual termination provisions. At June 30, 2003, these partnerships were primarily comprised of 45 different hedge funds managed by 41 independent investment managers. The primary objective of these hedge funds was to achieve consistent returns that are not correlated with or dependent upon the S&P 500 or any other equity market index. The hedge fund investments provide for liquidity by allowing withdrawal from the partnership, with notice, on at least an annual basis. Partnerships in which AIG Annuity holds less than a five percent interest are carried at fair value and the change in fair value is recognized as a component of other comprehensive income. Partnerships in which AIG Annuity holds a five percent or more interest are also carried at fair value and the change in fair value is recorded in investment income. AIG Annuity obtains the fair value of its investments in partnerships from information provided by the sponsors of each of these investments, the accounts of which are generally audited on an annual basis.

SECURITIES LENDING COLLATERAL aggregated $5.15 billion at June 30, 2003 and $2.98 billion at December 31, 2002, and consisted of cash collateral invested in highly rated short-term securities under AIG Annuity’s securities lending program. Although currently the cash collateral is invested in highly rated short-term securities, the applicable collateral agreements permit the cash collateral to be invested in highly liquid short- and long-term investment portfolios. At least 75% of the portfolios’ short-term investments must have external issue ratings of A-1/P-1, one of the highest ratings for short-term credit quality. Long-term investments permit corporate notes with maturities of 5 years or less and a credit rating by at least two nationally recognized statistical rating organizations, or NRSRO, with no less than a Standard and Poor’s rating of A or equivalent by any other NRSRO.

POLICY LOANS AND OTHER INVESTED ASSETS consist of several components, the largest of which is an asset that AIG Annuity carries in connection with a modified coinsurance agreement on certain structured settlement contracts. This asset, which amounted to $277.9 million at June 30, 2003 and $277.1 million at December 31, 2002, was offset by reserves for fixed annuity contracts resulting from the modified coinsurance agreement.

Capital Resources — At December 31, 2002 and 2001

SHAREHOLDER’S EQUITY increased to $4.50 billion at December 31, 2002 from $3.01 billion at December 31, 2001. The increase reflected capital contributions totaling $1.02 billion, including a $765.6 million contribution of all of the membership interests in SAI Hedge Fund Holdings, LLC, referred to herein as SHFH, as well as net income of $163.7 million and other comprehensive income of $304.0 million.

INVESTMENTS AND CASH at December 31, 2002 totaled $37.53 billion, compared with $24.61 billion at December 31, 2001. The following table summarizes AIG Annuity’s investment portfolio at December 31, 2001 and 2002.

	At December 31,
	2001		2002
	Carrying Value	Percentage of Portfolio	Carrying Value	Percentage of Portfolio
	(in millions, except for percentages)
Bond Portfolio:
U.S. government securities	$69	0.3%	$211	0.6%
Mortgage-backed securities	5,475	22.3	8,192	21.8
Other bonds, notes and redeemable preferred stocks	18,077	73.5	23,968	63.9

Total Bond Portfolio	23,621	96.1	32,371	86.3

Other Investments and Cash:
Mortgage loans	246	1.0	288	0.8
Common stocks	3	0.0	3	0.0
Cash and short-term investments	250	1.0	653	1.7
Partnerships	133	0.5	888	2.3
Securities lending collateral	10	0.0	2,983	8.0
Policy loans and other invested assets	346	1.4	344	0.9

Total Investments and Cash	$24,609	100.0%	$37,530	100.0%

AIG Annuity’s general investment philosophy is to hold fixed-rate assets for long-term investment. However, AIG Annuity has determined that all of its portfolio of bonds, notes and redeemable preferred stocks, which we refer to as the Bond Portfolio, is available to be sold in response to changes in market interest rates, changes in relative value of asset sectors and individual securities, changes in prepayment risk, changes in credit quality outlook for certain securities, and AIG Annuity’s need for liquidity and other similar factors.

BOND PORTFOLIO, which constituted 86% of AIG Annuity’s total investment portfolio at December 31, 2002, had an aggregate fair value that was $1.06 billion greater than its amortized cost at December 31, 2002, compared with $151.6 million at December 31, 2001. The increase in net unrealized gains on this portfolio during 2002 principally reflects a decline in prevailing interest rates and the corresponding effect on the fair value of the portfolio at December 31, 2002.

At December 31, 2002, the Bond Portfolio (excluding $54.3 million of redeemable preferred stocks) had an aggregate carrying value (i.e., fair value) of $32.32 billion and an aggregate amortized cost of $31.26 billion. At December 31, 2002, the Bond Portfolio included $31.54 billion of bonds rated by Standard & Poor’s, Moody’s or the NAIC, and $775.9 million of bonds rated by AIG Annuity pursuant to statutory rating guidelines established by the NAIC. At December 31, 2002, approximately $30.63 billion of the Bond Portfolio was rated investment grade, including $8.40 billion of U.S. government/agency securities and MBS.

At December 31, 2002, the Bond Portfolio included $1.69 billion of bonds that were not rated investment grade. These non-investment-grade bonds accounted for approximately 4.1% of AIG Annuity’s total assets and approximately 4.5% of its invested assets. At December 31, 2002, AIG Annuity’s non-investment-grade portfolio consisted of 335 issues with no single issuer representing more than 3.0% of the total. These non-investment grade securities were comprised of bonds spanning 11 industries with 18% of these assets concentrated in utilities, 14% in basic industrial, 14% in consumer cyclical, and 13% in consumer non-cyclical. No other industry concentration constituted more than 10% of these assets.

MORTGAGE LOANS aggregated $288.0 million at December 31, 2002, and consisted of 59 commercial and 2 residential first mortgage loans with an average loan balance of approximately $4.7 million, collateralized by properties located in 23 states. The property collateralizing the portfolios was approximately 48% office, 30% retail, 7% industrial, 5% multifamily residential and 10% other. At December 31, 2002, 34% of this portfolio was secured by properties located in California, 9% by properties located in Illinois and no more than 6% of this portfolio was secured by properties in any other single state. At December 31, 2002, there were 10 mortgage loans with outstanding balances of $10 million or more, which loans collectively aggregated approximately 56% of the portfolio. At the time of their origination or purchase by AIG Annuity, virtually all mortgage loans had loan-to-value ratios of 75% or less. During 2002, 2001 and 2000, loans delinquent by more than 90 days, foreclosed loans and restructured loans were not significant in relation to the total mortgage loan portfolio.

PARTNERSHIPS totaled $887.5 million at December 31, 2002, with an average size of approximately $21.0 million. At December 31, 2001, partnerships totaled $133.2 million. The significant increase in partnerships in 2002 is due to the contribution to AIG Annuity of SAI Hedge Fund Holdings LLC, whose assets consist entirely of partnerships. These partnerships were primarily comprised of 23 different hedge funds managed by 22 independent investment managers.

SECURITIES LENDING COLLATERAL, included in other invested assets in the consolidated balance sheet included in the Consolidated Financial Statements, aggregated $2.98 billion at December 31, 2002, and consisted of cash collateral invested in highly rated short-term securities with regards to AIG Annuity’s securities lending program. At December 31, 2001, securities lending collateral aggregated $9.7 million.

POLICY LOANS AND OTHER INVESTED ASSETS consist of several components, the largest of which is an asset that AIG Annuity carries in connection with a modified coinsurance agreement on certain structured settlement contracts. This asset, which amounted to $277.1 million at December 31, 2002 and $274.9 million at December 31, 2001, was offset by reserves for fixed annuity contracts resulting from the modified coinsurance agreement.

Managing Credit and Market Risk

AIG Annuity has developed an approach to analyzing and managing the credit and market risks associated with its financial instruments, as well as other risks, utilizing an integrated asset-liability management process (see “Asset-Liability Management” below). AIG Annuity is exposed to two primary sources of investment and asset-liability management risk: credit risk and market risk.

Credit Risk

Credit risk is the risk associated with the ability of the issuers of the holdings within AIG Annuity’s Bond Portfolio and mortgage loan portfolio or a counterparty to one of AIG Annuity’s derivatives or securities lending transactions to make timely payments of principal and/or interest.

AIG Annuity utilizes credit policies that focus on the credit quality of the issuers of fixed-rate securities and counterparties, limit credit concentrations, require diversification and provide for monitoring of credit exposure on a regular basis.

AIG Annuity invests primarily in investment-grade fixed-rate securities. The creditworthiness of specific issuers and counterparties is subject to internal credit evaluations supplemented by reviews of external evaluations (e.g., ratings assigned by nationally recognized ratings agencies) of an issuer’s or counterparty’s creditworthiness. Issuer, counterparty, asset sector and industry concentrations are subject to established limits and monitored on a regular basis.

Market Risk

Market risk is the risk of change in the value of financial instruments as a result of absolute or relative changes in interest rates, foreign currency exchange rates or equity or commodity prices. At December 31, 2002, AIG Annuity does not have any exposure to foreign currency exchange rates or commodity prices, and its exposure to equity prices is not significant.

With respect to AIG Annuity’s fixed annuities, market risk is incurred primarily in the form of interest rate risk. AIG Annuity manages interest rate risk through its asset-liability management strategies that seek to match the interest rate sensitivity of AIG Annuity’s assets to that of its liabilities. The overall objective of this strategy is to limit the net change in value of assets and liabilities arising from interest rate changes.

Assets supporting liabilities associated with fixed annuities that subject AIG Annuity to interest rate risk include fixed-rate securities, mortgage loans and policy loans. In the aggregate, the carrying value of these assets represented 80.3% of AIG Annuity’s consolidated assets as of December 31, 2002 and 86.8% as of December 31, 2001.

Liabilities that subject AIG Annuity to interest rate risk are the contract owner account balances on AIG Annuity’s annuity products.

AIG Annuity assesses the interest rate sensitivity of the fair value of its financial assets and financial liabilities on an annual basis. The impact of changes in interest rates would be reduced by the fact that increases (decreases) in fair values of assets would be partially offset by corresponding changes in fair values of liabilities. The following tables set forth the potential loss in fair value from a hypothetical 100 basis point (i.e., 1%) upward shift in interest rates at December 31, 2002. This scenario is for illustrative purposes only and does not represent management’s expectations of future interest rates. Due to actual experience not matching that assumed in the models, the actual change in fair value from a 100 basis point change in interest rates may be different from that indicated in the following table.

	December 31, 2002
	Estimated Fair Value	Hypothetical Fair Value After +100 Basis Point Parallel Yield Curve Shift	Hypothetical Change in Fair Value
	(in millions)
Financial assets with interest rate risk:
Bonds, notes and redeemable preferred stocks	$32,371	$30,665	$(1,706)
Mortgage loans	332	318	(14)
Policy loans	69	65	(4)
Financial liabilities with interest rate risk:
Fixed annuity contracts	(31,197)	(29,904)	1,293

Total estimated potential loss			$(431)

Historically, AIG Annuity has used derivatives on a limited basis. In connection with the funding agreement program, AIG Annuity expects to increase its use of derivatives, primarily interest rate swaps, for hedging purposes.

Asset-Liability Management

Asset-liability management is utilized by AIG Annuity in an effort to minimize the risks of interest rate fluctuations and disintermediation (i.e., the risk of being forced to sell investments during unfavorable market conditions). AIG Annuity believes that its fixed-rate liabilities should be backed by a portfolio principally composed of fixed-rate investments that generate predictable rates of return. AIG Annuity does not have a specific target rate of return. Instead, its rates of return vary over time depending on the current interest rate environment, the slope of the yield curve, the spread at which fixed-rate investments are priced over the yield curve and general economic conditions. Its portfolio strategy is constructed with a view to achieve adequate risk-adjusted returns consistent with its investment objectives of effective asset-liability management, liquidity and safety. AIG Annuity’s fixed-rate products incorporate surrender charges, market value adjustments, or other restrictions in order to encourage persistency. Approximately 84% of AIG Annuity’s fixed annuity reserves had surrender penalties or other restrictions at December 31, 2002. For information about AIG Annuity’s sources of liquidity see “Liquidity” below.

As part of its asset-liability management discipline, AIG Annuity conducts detailed computer simulations that model its fixed-rate assets and liabilities under various commonly used interest rate scenarios. With the results of these computer simulations, AIG Annuity can measure the potential gain or loss in fair value of its interest-rate sensitive instruments and seek to protect its economic value and achieve a predictable spread between what it earns on its invested assets and what it pays on its liabilities by designing its fixed-rate products and conducting its investment operations to closely match the duration and cash flows of the fixed-rate assets to that of its fixed-rate liabilities. The fixed-rate assets included in AIG Annuity’s asset-liability modeling include bonds and mortgage loans. At December 31, 2002, these assets had an aggregate fair value of $32.65 billion with an option-adjusted duration of 5.2. AIG Annuity’s fixed-rate liabilities include fixed annuities. At December 31, 2002, these liabilities had an aggregate fair value (determined by discounting future contractual cash flows by related market rates of interest) of $32.09 billion with an option-adjusted duration of 5.2.

Option-adjusted duration is a common measure of the price sensitivity of a fixed-maturity portfolio to changes in interest rate. For example, if interest rates increase 1%, the fair value of an asset with a duration of 5.0 is expected to decrease in value by approximately 5%. AIG Annuity estimates the option-adjusted duration of its assets and liabilities using a number of different interest rate scenarios, assuming continuation of existing investment and interest crediting strategies, including maintaining an appropriate level of liquidity. Actual AIG Annuity and contract owner behaviors may be different than was assumed in the estimate of option-adjusted duration and these differences may be material.

As a component of its asset-liability management strategy, AIG Annuity may utilize interest rate swap agreements, referred to herein as Swap Agreements, or swaptions to match assets more closely to liabilities. Swap Agreements are agreements to exchange with a counterparty interest rate payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. Swaptions are options to enter into a Swap Agreement at a specified future date. If the option is exercised at expiration, the option is either settled in cash or exercised into a Swap Agreement. At December 31, 2002, AIG Annuity had outstanding Swap Agreements and swaptions with an aggregate notional principal amount of $20.0 million and $2.73 billion, respectively.

AIG Annuity seeks to enhance its spread income using dollar repurchase agreements, referred to herein as Dollar Rolls, and reverse repurchase agreements, referred to herein as Reverse Repos. Dollar Rolls involve a sale of securities, principally MBSs, and an agreement to repurchase similar but not identical securities at a later date at an agreed upon price and are generally over-collateralized. Reverse Repos involve a sale by AIG Annuity of securities and an agreement to repurchase the same securities at a later date at an agreed upon price and are generally over-collateralized. AIG Annuity also seeks to provide liquidity by investing in MBSs. MBSs are generally investment-grade securities collateralized by large pools of mortgage loans. MBSs generally pay principal and interest monthly. The amount of principal and interest payments may fluctuate as a result of prepayments of the underlying mortgage loans.

There are risks associated with some of the techniques AIG Annuity uses to provide liquidity, enhance its spread income and match its assets and liabilities. The primary risk associated with AIG Annuity’s Dollar Rolls and Reverse Repos and Swap Agreements is counterparty credit risk. AIG Annuity believes, however, that the counterparties to its Dollar Rolls and Reverse Repos, Swap Agreements and swaptions are financially responsible and that the counterparty risk associated with those transactions is minimal. It is AIG Annuity’s policy that these agreements are entered into with counterparties who have a debt rating of A/A2 or better from both S&P and Moody’s. AIG Annuity continually monitors its credit exposure with respect to these agreements. In addition to counterparty risk, Swap Agreements and swaptions also have interest rate risk. However, AIG Annuity’s Swap Agreements are intended to hedge variable-rate assets and its swaptions are intended to hedge against major changes in the market rates of interest. The primary risk associated with MBSs and collateralized mortgage obligations invested in by AIG Annuity is that a changing interest rate environment might cause prepayment of the underlying obligations at speeds slower or faster than anticipated at the time of their purchase. As part of its decision to purchase such a security, AIG Annuity assesses the risk of prepayment by analyzing the security’s projected performance over an array of interest-rate scenarios. Once such a security is purchased, AIG Annuity monitors its actual prepayment experience monthly to reassess the relative attractiveness of the security with the intent to maximize total return.

Invested assets evaluation is routinely conducted by AIG Annuity. Management identifies monthly those investments that require additional monitoring and carefully reviews the carrying values of such investments at least quarterly to determine whether specific investments should be placed on a nonaccrual basis and to determine declines in value that may be other than temporary. In conducting these reviews of bonds, management principally considers the adequacy of any collateral, compliance with contractual covenants, the borrower’s recent financial performance, news reports and other externally generated information concerning the creditor’s affairs. In the case of publicly traded bonds, management also considers market value quotations, if available. For mortgage loans, management generally considers information concerning the mortgaged property and, among other things, factors impacting the current and expected payment status of the loan and, if available, the current fair value of the underlying collateral. For investments in partnerships, management reviews the financial statements and other information provided by the general partners.

The carrying values of investments that are determined to have declines in value that are other than temporary are reduced to net realizable value and, in the case of bonds, no further accruals of interest are made. The provisions for impairment on mortgage loans are based on losses expected by management to be realized on transfers of mortgage loans to real estate, on the disposition and settlement of mortgage loans and on mortgage loans that management believes may not be collectible in full. Accrual of interest is suspended when principal and interest payments on mortgage loans are past due more than 90 days. Impairment losses on securitized assets are recognized if the fair value of the security is less than its book value, and the net present value of expected future cash flows is less than the net present value of expected future cash flows at the most recent (prior) estimation date.

Defaulted investments, comprising all investments that are in default as to the payment of principal or interest, totaled $163.5 million of bonds at June 30, 2003, which constituted approximately 0.35% of total invested assets. At December 31, 2002, defaulted bonds totaled $133.8 million, which constituted less than 0.36% of total invested assets.

Liquidity

Sources of liquidity are readily available to AIG Annuity in the form of AIG Annuity’s existing portfolio of cash and short-term investments, Dollar Roll and Reverse Repo capacity on invested assets and, if required, proceeds from invested asset sales. AIG Annuity’s liquidity is primarily derived from operating cash flows. At June 30, 2003, approximately $34.66 billion of AIG Annuity’s Bond Portfolio had an aggregate unrealized gain of $2.99 billion, while approximately $3.08 billion of the Bond Portfolio had an aggregate unrealized loss of $321.7 million. In addition, AIG Annuity’s investment portfolio currently provides approximately $273.2 million of monthly cash flow from scheduled principal and interest payments. Since 1996, cash flows from operations and from the sale of AIG Annuity’s annuity products have been more than sufficient in amount to satisfy AIG Annuity’s liquidity needs.

Management is aware that prevailing market interest rates may shift significantly and has strategies in place to manage either an increase or decrease in prevailing rates. In a rising interest rate environment, AIG Annuity’s average cost of funds would increase over time as it prices its new and renewing annuities to maintain a generally competitive market rate. Management would seek to place new funds in investments that were matched in duration to, and higher yielding than, the liabilities assumed. AIG Annuity believes that liquidity to fund withdrawals would be available through incoming cash flow, the sale of short-term or floating-rate instruments, Dollar Rolls or Reverse Repos on AIG Annuity’s substantial MBS segment of the Bond Portfolio, thereby avoiding the sale of fixed-rate assets in an unfavorable bond market. Reverse Repos involve a sale by AIG Annuity of securities and an agreement to repurchase the same securities at a later date at an agreed upon price and are generally over-collateralized.

In a declining rate environment, AIG Annuity’s cost of funds would decrease over time, reflecting lower interest crediting rates on its fixed annuities. Should increased liquidity be required for withdrawals, AIG Annuity believes that a significant portion of its investments could be sold without adverse consequences in light of the general strengthening that would be expected in the bond market.

If a substantial portion of AIG Annuity’s Bond Portfolio diminished significantly in value and/or defaulted, AIG Annuity would need to liquidate other portions of its investment portfolio and/or arrange financing. Such events that may cause such a liquidity strain could be the result of economic collapse or terrorist acts.

Management believes that AIG Annuity’s liquid assets and its net cash provided by operations will enable it to meet any foreseeable cash requirements for at least the next twelve months.

Guarantees and Other Commitments

The following table presents AIG Annuity’s contractual cash flow commitments as of December 31, 2002. This table does not reflect AIG Annuity’s obligations under its annuity contracts.

	Payments Due by Period
	Total	2003	2004 and 2005	2006 and 2007	2008 and After
	(in millions)
Unfunded commitments for investments in partnerships	$37.1	$7.4	$14.8	$14.9	$—
Unfunded commitments for mortgage loans	20.0	20.0	—	—	—
Operating leases	1.4	0.5	0.6	0.2	0.1
Unfunded commitments to affiliates	166.5	166.5	—	—	—

Total	$225.0	$194.4	$15.4	$15.1	$0.1

See Note 8 to Notes to Consolidated Financial Statements for additional information about AIG Annuity’s contractual cash flow commitments.

Recently Issued Accounting Standards

In January 2001, the Emerging Issues Task Force, referred to herein as EITF, of the Financial Accounting Standards Board, referred to herein as FASB, issued EITF 99-20. EITF 99-20 provides guidance on the calculation of interest income and the recognition of impairments related to beneficial interests held in an investment portfolio. Beneficial interests are investments that represent rights to receive specified cash flows from a pool of underlying assets (i.e., collateralized debt obligations). In accordance with the transition provisions of EITF 99-20, AIG Annuity recorded in its consolidated statement of income and comprehensive income for 2001 a cumulative effect of an accounting change loss of $22.0 million, net of tax.

In June 2001, the FASB issued SFAS 142. SFAS 142 requires AIG Annuity to discontinue the amortization of goodwill in its consolidated statement of income and comprehensive income and was effective January 1, 2002. Goodwill amortization expense recorded in AIG Annuity’s consolidated statement of income and comprehensive income amounted to $23.0 million in each of the years ended December 31, 2001 and 2000. SFAS 142 requires goodwill to be subject to an assessment of impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. The assessment of impairment involves a two-step process prescribed in SFAS 142, whereby an initial assessment for potential impairment is performed, followed by a measurement of the amount of impairment, if any. SFAS 142 also requires the completion of a transitional impairment test in the year of adoption, with any identified impairments recognized as a cumulative effect of a change in accounting principle. AIG Annuity has evaluated the impact of the impairment provisions of SFAS 142 as of January 1, 2002, performed annual impairment testing as of September 30, 2002, and has determined that no impairment is required to be recorded to the carrying value of AIG Annuity’s goodwill balance at December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, referred to herein as FIN 45, which requires that, for guarantees within the scope of FIN 45 issued or amended by AIG Annuity after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. FIN 45 also requires additional disclosures in financial statements starting with AIG Annuity’s 2002 year-end financial statements. AIG Annuity believes that the impact of FIN 45 on its results from operations and financial condition will not be significant.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, referred to herein as FIN 46. FIN 46 changes the method of determining whether certain entities should be consolidated in AIG Annuity’s consolidated financial statements. An entity is subject to FIN 46 and is called a Variable Interest Entity, referred to herein as VIE, if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) equity investors that cannot make significant decisions about the entity’s operations, or do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under existing guidance. A VIE is consolidated by its primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE, or both.

The provisions of FIN 46 are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which AIG Annuity obtains an interest after that date. For VIEs in which AIG Annuity holds a variable interest that it acquired before February 1, 2003, FIN 46 applies to the fiscal year ended December 31, 2003. For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change.

AIG Annuity is currently evaluating the impact of applying FIN 46 to existing VIEs in which it has a variable interest, and believes that the impact on its results of operations and financial condition will not be significant.

In July 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts (“SOP 03-1”). This statement is effective for AIG Annuity as of January 1, 2004 and will require AIG Annuity to recognize a liability for guaranteed minimum death benefits related to its variable annuity contracts. AIG Annuity is currently evaluating the provisions of SOP 03-1 and does not currently have an estimate of the liability. However, the one-time cumulative effect of accounting change is not expected to have a material effect on AIG Annuity’s results of operations or its financial position.

Item 3.	Properties.

At June 30, 2003, AIG Annuity owned real estate with a book value of $5.8 million, which included $4.3 million of properties occupied by AIG Annuity in Amarillo, Texas and $1.5 million of property held for sale in Florida.

AIG Annuity occupies approximately 200,000 square feet of space in Amarillo, Texas, of which approximately 135,000 square feet are owned by AIG Annuity and approximately 65,000 square feet are leased from a third party under a lease that expires in November 2013. AIG Annuity also occupies approximately 20,000 square feet of office space in Houston, Texas owned by an affiliated company.

AIG Annuity believes that its current facilities are suitable and adequate for its current operations.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

Omitted.

Item 5.	Directors and Executive Officers.

Omitted.

Item 6.	Executive Compensation.

Omitted.

Item 7.	Certain Relationships and Related Transactions.

Omitted.

Item 8.	Legal Proceedings.

AIG Annuity and its subsidiaries, in common with the insurance industry in general, are subject to litigation in the normal course of their business. AIG Annuity does not believe that such litigation will have a material adverse effect on its financial condition, future operating results or liquidity.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

There is no public trading market for the common stock of AIG Annuity. All of its common stock is owned by AGC Life Insurance Company, an indirect, wholly owned subsidiary of AIG.

From January 1, 2001 through June 30, 2003, no dividends were paid by AIG Annuity on its common stock.

Item 10.	Recent Sales of Unregistered Securities.

Within the past three years, there have been no securities sold by AIG Annuity that were not registered under the Securities Act of 1933.

Item 11.	Description of Registrant’s Securities to be Registered.

AIG Annuity is an insurance company organized under Texas law. The following is qualified in its entirety by reference to the relevant provisions of Texas law and AIG Annuity’s amended and restated articles of incorporation and restated bylaws, which govern the rights of shareholders.

The authorized capital stock of AIG Annuity is 100,000 shares of common stock, par value $50.00 per share, 50,000 of which shares are issued and outstanding and owned by AGC Life Insurance Company. There is no authorized preferred stock.

Each share of common stock has one vote on all matters voted on by shareholders, including the election of directors. No share of common stock has any cumulative voting or preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of common stock are entitled to dividends in the amounts and at the times declared by the board of directors of AIG Annuity in its discretion out of funds legally available for the payment of dividends.

Holders of common stock will share equally in the assets of AIG Annuity on liquidation after creditors (including state guaranty funds and associations and insurance policyholders) are paid. All outstanding shares of common stock are fully paid and non-assessable.

Item 12.	Indemnification of Directors and Officers.

Article VI, Section 1 of the bylaws of AIG Annuity provide that AIG Annuity will indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or office of AIG Annuity, or is or was serving at the request of AIG Annuity as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines, penalties, court costs and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of AIG Annuity, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Subject to any rights under any contract between AIG Annuity and any of its directors and officers, any indemnification against underlying liability provided for in Article VI, Section 1 (unless ordered by a court) shall be made by AIG Annuity only as authorized in the specific case upon a determination made in accordance with the bylaws that indemnification is proper in the circumstances because the director or officer has met the applicable standard of conduct.

The directors and officers of AIG Annuity have been provided liability insurance for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of AIG Annuity.

Item 13.	Financial Statements and Supplementary Data.

AIG ANNUITY INSURANCE COMPANY

Report of Independent Auditors

To the Board of Directors and Shareholder of

AIG Annuity Insurance Company:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2002 and the related consolidated statements of income and comprehensive income and of cash flows present fairly, in all material respects, the financial position of AIG Annuity Insurance Company and subsidiaries (the “Company”) at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets as of January 1, 2002.

/s/    PricewaterhouseCoopers LLP

Houston, Texas

February 12, 2003, except for Note 13, to which

the date is March 28, 2003

Report of Independent Auditors

To the Board of Directors and Shareholder of

AIG Annuity Insurance Company:

We have audited the accompanying consolidated balance sheet of AIG Annuity Insurance Company and Subsidiaries as of December 31, 2001, and the related consolidated statements of income and comprehensive income and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AIG Annuity Insurance Company and Subsidiaries at December 31, 2001, and the consolidated results of their operations and their cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2001 the Company changed its method of accounting for interest income and the recognition of impairment related to beneficial interests held in an investment portfolio.

/s/    Ernst & Young LLP

Houston, Texas

February 1, 2002

AIG ANNUITY INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2002	2001
	(in millions)
ASSETS:
Investments and cash:
Cash and short-term investments	$653	$250
Bonds, notes and redeemable preferred stocks available for sale, at fair value (amortized cost: December 2002, $31,313; December 2001, $23,470)	32,371	23,621
Mortgage loans	288	246
Policy loans	65	71
Common stocks available for sale, at fair value (cost: December 2002, $2; December 2001, $4)	3	3
Partnerships	888	133
Securities lending collateral	2,983	10
Other invested assets	279	275

Total investments and cash	37,530	24,609
Variable annuity assets held in separate accounts	354	383
Accrued investment income	444	348
Deferred acquisition costs and cost of insurance purchased	1,446	1,268
Goodwill	830	830
Receivable from brokers	126	119
Other assets	12	22

TOTAL ASSETS	$40,742	$27,579

See accompanying notes to consolidated financial statements.

AIG ANNUITY INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS (Continued)

	December 31,	December 31,
	2002	2001
	(in millions)
LIABILITIES AND SHAREHOLDER’S EQUITY:
Reserves, payables and accrued liabilities:
Reserves for fixed annuity contracts without life contingencies	$28,484	$20,795
Reserves for fixed annuity contracts with life contingencies	2,818	2,767
Securities lending payable	2,983	10
Payable to brokers	636	160
Income taxes currently payable	3	—
Other liabilities	574	273

Total reserves, payables and accrued liabilities	35,498	24,005

Variable annuity liabilities related to separate accounts	354	383

Deferred income taxes	387	181

Shareholder’s equity:
Common stock	3	3
Additional paid-in capital	3,489	2,464
Retained earnings	648	484
Accumulated other comprehensive income	363	59

Total shareholder’s equity	4,503	3,010

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$40,742	$27,579

See accompanying notes to consolidated financial statements.

AIG ANNUITY INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,
	2002	2001	2000
	(in millions)
REVENUES:
Investment income	$1,986	$1,625	$1,357
Premiums and other considerations	50	379	301
Fee income	26	26	29
Net realized investment losses	(300)	(84)	(76)

Total revenues	1,762	1,946	1,611

BENEFITS AND EXPENSES:

Interest credited to fixed annuity contracts	1,186	986	801
Interest expense on securities lending agreement	3	—	—
Insurance policy benefits and increase in policy reserves	245	546	455
General and administrative expenses and annual commissions, net of deferrals	38	32	35
Amortization of goodwill	—	23	23
Amortization of deferred acquisition costs and cost of insurance purchased	39	257	112

Total benefits and expenses	1,511	1,844	1,426

PRETAX INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	251	102	185
Income tax expense	87	41	70

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	164	61	115
Cumulative effect of accounting change, net of tax	—	(22)	—

NET INCOME	$164	$39	$115

See accompanying notes to consolidated financial statements.

AIG ANNUITY INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)

	Years Ended December 31,
	2002	2001	2000
	(in millions)
OTHER COMPREHENSIVE INCOME:
Net unrealized gains on fixed maturity and equity securities available for sale identified in the current period	$591	$366	$397
Reclassification adjustment for net realized losses included in net income	318	53	81
Adjustment to deferred acquisition costs	(442)	(151)	31
Income tax benefit (expense), net of releases of deferred tax valuation allowance of $97 in 2001 and $145 in 2000	(163)	2	(30)

OTHER COMPREHENSIVE INCOME	304	270	479

COMPREHENSIVE INCOME	$468	$309	$594

See accompanying notes to consolidated financial statements.

AIG ANNUITY INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2002	2001	2000
	(in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$164	$39	$115
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change, net of tax	—	22	—
Interest credited to fixed annuity contracts	1,186	986	801
Net realized investment losses	300	84	76
Amortization (accretion) of net premiums (discounts) on investments	(27)	(3)	7
Amortization of goodwill	—	23	23
Provision for deferred income taxes	44	16	46
Change in:
Accrued investment income	(96)	(62)	(45)
Deferred acquisition costs and cost of insurance purchased	(517)	(93)	(147)
Other assets	10	5	(7)
Reserves for fixed annuity contracts with life contingencies	51	358	287
Income taxes currently receivable/ payable	3	(3)	14
Other liabilities	301	152	7
Other, net	(15)	(62)	(1)

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,404	1,462	1,176

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of:
Bonds, notes and redeemable preferred stocks	(26,444)	(21,172)	(8,563)
Mortgage loans	(97)	(23)	(57)
Other investments, excluding short-term investments	(16)	(35)	(44)
Sales of:
Bonds, notes and redeemable preferred stocks	18,245	15,707	5,206
Other investments, excluding short-term investments	21	6	26
Redemptions and maturities of:
Bonds, notes and redeemable preferred stocks	572	763	420
Mortgage loans	55	7	8

NET CASH USED IN INVESTING ACTIVITIES	(7,664)	(4,747)	(3,004)

See accompanying notes to consolidated financial statements.

AIG ANNUITY INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31,
	2002	2001	2000
	(in millions)
CASH FLOWS FROM FINANCING ACTIVITIES:
Deposits on fixed annuity contracts	$8,481	$5,328	$4,107
Net exchanges from the fixed accounts of variable annuity contracts	(58)	(111)	(77)
Withdrawal payments on fixed annuity contracts	(1,305)	(1,619)	(1,831)
Claims and annuity payments on fixed annuity contracts	(715)	(542)	(477)
Capital contributions from Parent	260	253	131

NET CASH PROVIDED BY FINANCING ACTIVITIES	6,663	3,309	1,853

NET INCREASE IN CASH AND SHORT-TERM INVESTMENTS	403	24	25
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	250	226	201

CASH AND SHORT-TERM INVESTMENTS AT END OF PERIOD	$653	$250	$226

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid on indebtedness	$3	$—	$—

Income taxes paid	$41	$22	$9

See accompanying notes to consolidated financial statements

AIG ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

AIG Annuity Insurance Company (formerly known as American General Annuity Insurance Company), including its wholly owned subsidiaries, (the “Company”) is a direct, wholly owned subsidiary of AGC Life Insurance Company (the “Parent”), a Missouri-domiciled life insurance company, which is in turn an indirect, wholly owned subsidiary of American International Group, Inc. (“AIG”). AIG is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance related activities, financial services and retirement savings and asset management. The Company is a Texas-domiciled life insurance company principally engaged in the business of writing fixed annuities directed to the market for tax-deferred long-term savings products. The Company develops, markets and issues annuity products through a variety of distribution channels. The Company sells deferred annuities, including its proprietary fixed annuities, through financial institutions, principally banks and thrifts. The Company also markets deferred annuities to both tax-qualified and non-qualified retirement markets through personal producing general agents (“PPGAs”), independent broker-dealers and asset management companies throughout the United States.

The Company’s sales of deferred annuity products through financial institutions represent a substantial amount of its total sales from such products. Sales of deferred annuities by the top producing individual financial institution comprised approximately 22%, 23% and 29% of net premiums collected in 2002, 2001 and 2000, respectively. Sales of deferred annuities through the top five producing individual financial institutions comprised approximately 49%, 48% and 45% of net premiums collected in 2002, 2001 and 2000, respectively.

The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company’s financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, and terms and conditions of competing financial products. The Company is exposed to the typical risks normally associated with a portfolio of fixed-income securities, namely interest rate, option, liquidity and credit risk. The Company controls its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities; monitoring and limiting prepayment and extension risk in its portfolio; maintaining a large percentage of its portfolio in highly liquid securities; engaging in a disciplined process of underwriting; and reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income in the case of assets held in separate accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Certain prior period items have been reclassified to conform to the current period’s presentation.

Under GAAP, deposits collected on non-traditional life and annuity insurance products, such as those sold by the Company, are not reflected as revenues in the Company’s consolidated statement of income and comprehensive income, as they are recorded directly upon receipt to reserves for fixed annuity contracts without life contingencies.

The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions, which affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

INVESTMENTS: Cash and short-term investments includes cash and money market investments. All such investments are carried at cost plus accrued interest, which approximates fair value, have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

AIG ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Bonds, notes and redeemable preferred stocks available for sale and common stocks are carried at aggregate fair value and changes in unrealized gains or losses, net of tax and amortization of deferred acquisition costs, are credited or charged directly to the accumulated other comprehensive income or loss component of shareholder’s equity. Bonds, notes and redeemable preferred stocks and common stocks are reduced to estimated net fair value when declines in such values are considered to be other than temporary. These reductions are recorded as realized losses in the consolidated statement of income and comprehensive income. Estimates of net fair value are subjective and actual realization will be dependent upon future events.

Mortgage loans are carried at amortized unpaid balances, net of provisions for estimated losses. Policy loans are carried at unpaid balances. Partnerships are carried at fair value.

Other invested assets consists primarily of invested collateral with respect to the Company’s securities lending program. The Company has entered into a securities lending agreement with an affiliated lending agent, which authorizes the agent to lend securities held in the Company’s portfolio to a list of authorized borrowers. The affiliated lending agent receives primarily cash collateral in an amount in excess of the market value of the securities loaned. The affiliated lending agent monitors the daily market value of securities loaned with respect to the collateral value and obtains additional collateral when necessary to ensure that collateral is maintained at a minimum of 102% of the value of the loaned securities. Such collateral is not available for the general use of the Company. Income earned on the collateral, net of interest paid on the securities lending agreements and the related management fees paid to administer the program, is recorded as investment income in the consolidated statement of income and comprehensive income.

Realized gains and losses on the sale of investments are recognized in operations at the date of sale and are determined by using the specific cost identification method. Premiums and discounts on investments are amortized to investment income by using the interest method over the contractual lives or expected payment period of the investments.

DERIVATIVE FINANCIAL INSTRUMENTS: Derivative financial instruments primarily used by the Company include interest rate swap agreements and options to enter into interest rate swap agreements (call and put swaptions). The Company is neither a dealer nor a trader in derivative financial instruments.

The Company recognizes all derivatives in the consolidated balance sheet at fair value. Hedge accounting requires a high correlation between changes in fair values or cash flows of the derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge. For fair value hedges, gains and losses in the fair value of both the derivative and the hedged item attributable to the risk being hedged are recognized in earnings. For cash flow hedges, to the extent the hedge is effective, gains and losses in the fair value of both the derivative and the hedged item attributable to the risk being hedged are recognized as a component of accumulated other comprehensive income in shareholder’s equity. Any ineffective portion of cash flow hedges is reported in net realized investment losses. On the date a derivative contract is entered into, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet.

Interest rate swap agreements convert specific investment securities from a floating-rate to a fixed-rate basis, or vice versa, and hedge against the risk of declining rates on anticipated security purchases. Interest rate swaps in which the Company agrees to pay a fixed rate and receive a floating rate are accounted for as fair value hedges. Interest rate swaps in which the Company agrees to pay a floating rate and receive a fixed rate are accounted for as cash flow hedges. The difference between amounts paid and received on swap agreements is recorded as an adjustment to investment income or interest expense, as appropriate, on an accrual basis over the periods covered by the agreements. Swap agreements generally have terms of two to ten years. The related amount payable to or receivable from counterparties is included in other liabilities or other assets.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All of the Company’s interest rate swap agreements entered into during 2002 were accounted for as hedges and there was no ineffectiveness associated with these instruments in the year ended December 31, 2002. At December 31, 2002, there were no net derivative losses to be reclassified into net income within the next twelve months.

Swaptions, which are options to enter into interest rate swap agreements, limit the Company’s exposure to reduced spreads between investment yields and interest rates credited to policyholders should interest rates decrease or increase significantly over prolonged periods.

During prolonged periods of decreasing interest rates, the spread between investment yields and interest crediting rates may be reduced as a result of minimum rate guarantees on certain annuity contracts, which limit the Company’s ability to reduce interest crediting rates. Call swaptions, which allow the Company to enter into interest rate swap agreements to receive fixed rates and pay lower floating rates, effectively maintain the spread between investment yields and interest crediting rates during such periods.

During prolonged periods of increasing interest rates, the spread between investment yields and interest crediting rates may be reduced as a result of the Company’s decision to increase interest crediting rates to limit surrenders. Put swaptions, which allow the Company to enter into interest rate swap agreements to pay fixed rates and receive higher floating rates, effectively maintain the spread between investment yields and interest crediting rates during such periods.

Premiums paid to purchase swaptions and subsequent changes in fair value are included in other invested assets. The Company’s swaptions do not qualify for hedge accounting due to the inability to establish hedge effectiveness. The change in the fair value of the swaptions is recognized in net realized investment losses. Gains or losses from swaptions are recognized at the time of expiration or when the option to enter into a swap is exercised. Swaptions outstanding at December 31, 2002 expire in 2003. Should the strike rates remain below market rates for call swaptions and above market rates for put swaptions, the swaptions will expire and the Company’s exposure would be limited to the premiums paid. These premiums were not significant for 2002.

The Company has also entered into a small number of equity-indexed annuity contracts, which contain embedded derivatives associated with guarantees tied to the S&P 500 index. The Company uses S&P 500 indexed call options to offset the increase in its liabilities resulting from the underlying equity-indexed annuity contracts. Changes in the fair value of the embedded derivative and the call options are included in current earnings.

DEFERRED ACQUISITION COSTS (“DAC”): Policy acquisition costs are deferred and amortized, with interest, in relation to the incidence of estimated gross profits (“EGPs”) to be realized over the estimated lives of the annuity contracts. EGPs are composed of net investment income, net realized investment gains and losses, variable annuity fees, guarantee costs, surrender charges and direct administrative expenses. DAC consists of commissions and other costs that vary with, and are primarily related to, the production or acquisition of new business.

As fixed maturity and equity securities available for sale are carried at aggregate fair value, an adjustment is made to DAC equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains or losses on fixed maturity and equity securities available for sale which is a component of accumulated other comprehensive income and is credited or charged directly to shareholder’s equity.

AMORTIZATION OF DAC: DAC is amortized based on a percentage of EGPs over the life of the underlying policies. EGPs are computed based on assumptions related to the underlying policies written, including their anticipated duration, the growth rate of the separate account assets (with respect to variable annuities) or general account assets (with respect to fixed annuities) supporting the annuity obligations, costs of providing policy guarantees, and the level of expenses necessary to maintain the policies. The Company adjusts DAC amortization (a “DAC unlocking”) when estimates of current or future gross profits to be realized from its annuity policies are revised.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company reviews the carrying value of DAC on at least an annual basis. Management considers estimated future gross profit margins as well as expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

COST OF INSURANCE PURCHASED (“CIP”): The cost assigned to certain acquired insurance contracts in force at the acquisition date is reported as CIP. Interest is accreted on the unamortized balance of CIP at rates ranging from 4.0% to 7.9% in 2002, 2001 and 2000. CIP is charged to expense and adjusted for the impact of net unrealized gains (losses) on securities in the same manner as DAC. The Company reviews the carrying amount of CIP on at least an annual basis using the same methods used to evaluate DAC.

VARIABLE ANNUITY ASSETS AND LIABILITIES RELATED TO SEPARATE ACCOUNTS: The assets and liabilities resulting from the receipt of variable annuity premiums are segregated in separate accounts. The Company receives administrative fees for managing the funds and other fees for assuming mortality and certain expense risks. Such fees are included in variable annuity fees in the consolidated statement of income and comprehensive income.

GOODWILL: In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), the Company assesses goodwill for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. The assessment of impairment involves a two-step process whereby an initial assessment for potential impairment is performed, followed by a measurement of the amount of impairment, if any. The Company has evaluated goodwill for impairment as of December 31, 2002, and has determined that no impairment provision is necessary. See “Recently Issued Accounting Standards” below for a further discussion of SFAS 142.

RESERVES FOR FIXED ANNUITY CONTRACTS: Reserves for fixed annuity contracts without life contingencies are accounted for as investment-type contracts in accordance with Statement of Financial Accounting Standards No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, and are recorded at accumulated value (deposits received, plus accrued interest, less withdrawals and assessed fees).

Reserves for fixed annuity contracts with life contingencies are generally calculated using the net level premium method and assumptions as to investment yields and mortality. The assumptions are based on projections of past experience and include provisions for possible adverse deviation. These assumptions are made at the time the contract is issued or, in the case of contracts acquired by purchase, at the purchase date.

SECURITIES LOANED UNDER COLLATERAL AGREEMENTS: On July 18, 2002, the Company entered into a securities lending agreement with an affiliated lending agent, which authorizes the agent to lend securities held in the Company’s portfolio to a list of authorized borrowers. The Company receives primarily cash collateral in an amount in excess of the market value of the securities loaned. The affiliated lending agent monitors the daily market value of securities loaned with respect to the collateral value and obtains additional collateral when necessary to ensure that collateral is maintained at a minimum of 102% of the value of the loaned securities. Such collateral is not available for the general use of the Company.

PREMIUMS AND OTHER CONSIDERATIONS: For fixed annuity contracts with life contingencies, net premiums and other considerations are recorded as revenue when received.

FEE INCOME: Variable annuity fees and surrender charges are recorded as income when earned.

INCOME TAXES: Prior to January 1, 2002, the Company filed a separate federal income tax return as a “life insurance company” under the provisions of the Internal Revenue Code of 1986. The Company now joins in the filing of a consolidated federal income tax return with the Parent and its life insurance company subsidiaries. The Company has a written agreement with the Parent setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. Under

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

this agreement, the Parent agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company had it filed a separate federal income tax return. In addition, the Parent agrees to reimburse the Company for the tax benefits from net losses, if any, within ninety days after the filing of the consolidated federal income tax return for the year in which the losses are used. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

RECENTLY ISSUED ACCOUNTING STANDARDS: In January 2001, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”) issued EITF 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Interests in Securitized Financial Assets (“EITF 99-20”). EITF 99-20 provides guidance on the calculation of interest income and the recognition of impairments related to beneficial interests held in an investment portfolio. Beneficial interests are investments that represent rights to receive specified cash flows from a pool of underlying assets (i.e., collateralized debt obligations). In accordance with the transition provisions of EITF 99-20, the Company recorded in its consolidated statement of income and comprehensive income for 2001 a cumulative effect of an accounting change loss of $22.0 million, net of tax.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 requires the Company to discontinue the amortization of goodwill in its consolidated statement of income and comprehensive income and was effective January 1, 2002. Goodwill amortization expense recorded in the Company’s consolidated statement of income and comprehensive income amounted to $23.0 million in each of the years ended December 31, 2001 and 2000. SFAS 142 requires goodwill to be subject to an assessment of impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. The assessment of impairment involves a two-step process prescribed in SFAS 142, whereby an initial assessment for potential impairment is performed, followed by a measurement of the amount of impairment, if any. SFAS 142 also requires the completion of a transitional impairment test in the year of adoption, with any identified impairments recognized as a cumulative effect of a change in accounting principle. The Company has evaluated the impact of the impairment provisions of SFAS 142 as of January 1, 2002, and performed annual impairment testing as of September 30, 2002, and has determined that no impairment is required to be recorded to the carrying value of the Company’s goodwill balance at December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), which requires that, for guarantees within the scope of FIN 45 issued or amended by the Company after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. FIN 45 also requires additional disclosures in financial statements starting with the Company’s 2002 year-end financial statements. The Company believes that the impact of FIN 45 on its results from operations and financial condition will not be significant.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 changes the method of determining whether certain entities should be consolidated in the Company’s consolidated financial statements. An entity is subject to FIN 46 and is called a Variable Interest Entity (“VIE”) if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) equity investors that cannot make significant decisions about the entity’s operations, or do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under existing guidance. A VIE is consolidated by its primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE, or both.

The provisions of FIN 46 are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which the Company obtains an interest after that date. For VIEs in which the Company holds a variable interest that it acquired before February 1, 2003, FIN 46 applies to the fiscal quarter ended September 30, 2003. For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any

AIG ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

previously recognized interest being recognized as the cumulative effect of an accounting change.

The Company is currently evaluating the impact of applying FIN 46 to existing VIEs in which it has a variable interest, and believes that the impact on its results of operations and financial condition will not be significant.

3.	INVESTMENTS

The amortized cost and estimated fair value of bonds, notes and redeemable preferred stocks available for sale by major category follow:

	Amortized	Estimated
	Cost	Fair Value
	(in millions)
At December 31, 2002:
Securities of the United States Government	$201	$211
Mortgage-backed securities	7,900	8,192
Securities of public utilities	1,920	1,919
Corporate bonds and notes	17,645	18,270
Other debt securities	3,594	3,725
Redeemable preferred stocks	53	54

Total	$31,313	$32,371

At December 31, 2001:
Securities of the United States Government	$70	$69
Mortgage-backed securities	5,414	5,475
Securities of public utilities	1,312	1,298
Corporate bonds and notes	16,412	16,517
Other debt securities	216	223
Redeemable preferred stocks	46	39

Total	$23,470	$23,621

The amortized cost and estimated fair value of bonds, notes and redeemable preferred stocks available for sale by contractual maturity, as of December 31, 2002, follow:

	Amortized	Estimated
	Cost	Fair Value
	(in millions)
Due in one year or less	$461	$459
Due after one year through five years	3,830	3,979
Due after five years through ten years	11,815	12,300
Due after ten years	7,307	7,441
Mortgage-backed securities	7,900	8,192

Total	$31,313	$32,371

Actual maturities of bonds, notes and redeemable preferred stocks may differ from those shown above due to prepayments and redemptions.

AIG ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Gross unrealized gains and losses on fixed maturity securities and equity securities available for sale by major category follow:

	Gross	Gross
	Unrealized	Unrealized
	Gains	Losses
	(in millions)
At December 31, 2002:
Securities of the United States Government	$11	$(1)
Mortgage-backed securities	296	(4)
Securities of public utilities	95	(96)
Corporate bonds and notes	1,234	(609)
Other debt securities	173	(42)
Redeemable preferred stocks	7	(6)

Total fixed maturity securities	1,816	(758)
Common stocks	1	—

Total	$1,817	$(758)

At December 31, 2001:
Securities of the United States Government	$—	$(1)
Mortgage-backed securities	98	(37)
Securities of public utilities	24	(38)
Corporate bonds and notes	517	(412)
Other debt securities	8	(1)
Redeemable preferred stocks	1	(8)

Total fixed maturity securities	648	(497)
Common stocks	—	(1)

Total	$648	$(498)

Net unrealized gains (losses) on fixed maturity and equity securities included in accumulated other comprehensive income (loss) at December 31 are as follows:

	2002	2001	2000
	(in millions)
Gross unrealized gains	$1,817	$648	$315
Gross unrealized losses	(758)	(498)	(584)
DAC/CIP adjustments	(501)	(59)	92
Deferred federal income taxes	(195)	(32)	(34)

Net unrealized gains (losses) on securities	$363	$59	$(211)

AIG ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Gross realized investment gains and losses on investments are as follows:

	Years Ended December 31,
	2002	2001	2000
	(in millions)
BONDS, NOTES AND REDEEMABLE PREFERRED STOCKS:
Realized gains	$150	$118	$19
Realized losses	(255)	(101)	(68)
PARTNERSHIPS:
Realized gains	—	13	20
Realized losses	(5)	(30)	(14)
IMPAIRMENT WRITEDOWNS	(190)	(84)	(33)

Total net realized investment losses	$(300)	$(84)	$(76)

The sources and related amounts of investment income (losses) are as follows:

	Years Ended December 31,
	2002	2001	2000
	(in millions)
Bonds, notes and redeemable preferred stocks	$1,947	$1,537	$1,269
Mortgage loans	22	18	15
Partnerships	(1)	7	21
Other invested assets	24	25	26
Short-term investments	13	60	43
Less: investment expenses	(19)	(22)	(17)

Total investment income	$1,986	$1,625	$1,357

At December 31, 2002, no investment in a single entity exceeded 10% of the Company’s consolidated shareholder’s equity.

At December 31, 2002, bonds, notes and redeemable preferred stocks included $1.69 billion of bonds that were not rated investment grade. These non-investment-grade securities are comprised of bonds spanning 11 industries with approximately 18% in utilities, 14% in basic industrial, 14% in consumer cyclical and 13% in consumer non-cyclical. No other industry concentration constituted more than 10% of these assets.

At December 31, 2002, mortgage loans were collateralized by properties located in 23 states, with loans totaling approximately 34% of the aggregate carrying value of the portfolio secured by properties located in California and 9% by properties located in Illinois. No more than 6% of the portfolio was secured by properties in any other single state.

At December 31, 2002, the type of property collateralizing the mortgage loan portfolio was approximately 48% office, 30% retail, 7% industrial, 5% multifamily residential and 10% other types.

At December 31, 2002, the carrying value, which approximates market value, of bonds, notes and redeemable preferred stocks securities in default as to the payment of principal or interest totaled $133.8 million.

AIG ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At December 31, 2002, $6.9 million of bonds, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.

In the normal course of the Company’s asset management, securities are sold and reacquired within thirty days of the sale date to enhance the Company’s yield on its investment portfolio. Such transactions involve highly-rated government agency securities. There were no securities subject to repurchase agreements at December 31, 2002 or 2001.

For both securities lending and repurchase agreements, Company policy requires a minimum of 102% of the fair value of the securities subject to the agreements to be maintained as collateral. Other invested assets at December 31, 2002 included $2.98 billion of restricted collateral related to securities lending agreements. Other invested assets at December 31, 2001 included $9.7 million of restricted collateral related to securities lending agreements.

4.	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments related to investment securities did not have a material effect on investment income or net realized investment losses in any of the three years in the period ended December 31, 2002, and there was no ineffectiveness associated with derivative financial instruments accounted for as hedges in the year ended December 31, 2002.

Interest rate swap agreements and swaptions related to investment securities were as follows:

	December 31,	December 31,
	2002	2001
	(in millions)
Interest rate swap agreements to pay fixed rate:
Notional amount	$20	$30
Average receive rate	4.64%	5.00%
Average pay rate	8.53%	7.77%
Call swaptions:
Notional amount	$—	$242
Average exchange rate	—	5.25%
Put swaptions:
Notional amount	$2,730	$766
Average exchange rate	7.75%	8.25%

Call options were as follows:

	December 31, 2002	December 31, 2001
	(in millions)
Call options:
Notional amount	$11	$12
Average strike price	1,429	1,446

Derivative financial instruments expose the Company to credit risk in the event of nonperformance by counterparties. The Company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. The Company does not expect any counterparty to fail to meet its obligation; however, nonperformance would not have a material impact on the Company’s consolidated results of operations and financial position. The Company’s exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

AIG ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following estimated fair value disclosures are limited to reasonable estimates of the fair value of only the Company’s financial instruments. The disclosures do not address the value of the Company’s recognized and unrecognized nonfinancial assets and liabilities or the value of anticipated future business. The Company does not plan to sell most of its assets or settle most of its liabilities at these estimated fair values.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Selling expenses and potential taxes are not included. The estimated fair value amounts were determined using available market information, current pricing information and various valuation methodologies. If quoted market prices were not readily available for a financial instrument, management determined an estimated fair value. Accordingly, the estimates may not be indicative of the amounts the financial instruments could be exchanged for in a current or future market transaction.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND SHORT-TERM INVESTMENTS: Carrying value is considered to be a reasonable estimate of fair value.

BONDS, NOTES AND REDEEMABLE PREFERRED STOCKS: Fair value is based principally on independent pricing services, broker quotes and other independent information. For securities which do not have readily determinable market prices, we estimate their fair value with internally prepared valuations (including those based on estimates of future profitability). Otherwise, we use our most recent purchases and sales of similar unquoted securities, independent broker quotes or comparison to similar securities with quoted prices when possible to estimate the fair value of those securities.

MORTGAGE LOANS: Fair values are primarily determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

COMMON STOCKS: Fair value is based principally on independent pricing services, broker quotes and other independent information.

POLICY LOANS: Fair value is estimated using discounted cash flows and actuarially–determined assumptions, incorporating market interest rates.

PARTNERSHIPS: Fair value of partnerships that invest in equity securities is based upon the fair value of the net assets of the partnerships as determined by the general partners.

VARIABLE ANNUITY ASSETS HELD IN SEPARATE ACCOUNTS: Variable annuity assets are carried at the market value of the underlying securities.

RESERVES FOR FIXED ANNUITY CONTRACTS: Fair value of reserves for fixed annuity contracts is estimated using estimated future cash flows discounted at market interest rates.

SECURITIES HELD/LOANED UNDER COLLATERAL AGREEMENTS: Carrying value is considered to be a reasonable estimate of fair value.

VARIABLE ANNUITY LIABILITIES RELATED TO SEPARATE ACCOUNTS: Variable annuity liabilities are carried at the market value of the underlying securities of the variable annuity assets held in separate accounts.

AIG ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The estimated fair values of the Company’s financial instruments at December 31, 2002 and 2001, compared with their respective carrying values, are as follows:

	Carrying	Fair
	Value	Value
	(in millions)
December 31, 2002:
ASSETS:
Cash and short-term investments	$653	$653
Bonds, notes and redeemable preferred stocks	32,371	32,371
Mortgage loans	288	332
Policy loans	65	69
Common stocks	3	3
Partnerships	888	888
Securities held under collateral agreements	2,983	2,983
Variable annuity assets held in separate accounts	354	354

LIABILITIES:
Reserves for fixed annuity contracts	31,302	31,197
Securities loaned under collateral agreements	2,983	2,983
Variable annuity liabilities related to separate accounts	354	354
December 31, 2001:

ASSETS:
Cash and short-term investments	$250	$250
Bonds, notes and redeemable preferred stocks	23,621	23,621
Mortgage loans	246	256
Policy loans	71	70
Common stocks	3	3
Partnerships	133	133
Variable annuity assets held in separate accounts	383	383

LIABILITIES:
Reserves for fixed annuity contracts	23,562	23,010
Variable annuity liabilities related to separate accounts	383	383

The carrying value and fair value of bonds, notes and redeemable preferred stocks include derivative financial instruments with an immaterial fair value at December 31, 2002 and 2001.

AIG ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	DAC AND CIP

Activity in DAC was as follows:

	Years Ended December 31,
	2002	2001	2000
	(in millions)
Balance at January 1	$1,022	$910	$600
Deferrals:
Commissions	526	322	238
Other acquisition costs	133	77	99
Accretion of interest	77	59	45
Amortization related to operations	(233)	(213)	(117)
Amortization related to net realized investment losses	133	(25)	12
Effect of net unrealized (gains) losses on securities	(399)	(108)	33

Balance at December 31	$1,259	$1,022	$910

The Company adjusts DAC amortization (a “DAC unlocking”) when estimates of current or future gross profits to be realized are revised. In 2002, DAC amortization was reduced by $10.6 million to reflect changes in interest spread assumptions and changes in the business in force. In 2001, DAC amortization was increased by $84.0 million to reflect higher surrenders expected on business no longer in the surrender charge period. DAC amortization was increased by $28.0 million in 2000 to reflect changes in lapse assumptions.

Activity in CIP was as follows:

	Years Ended December 31,
	2002	2001	2000
	(in millions)
Balance at January 1	$246	$367	$419
Accretion of interest	12	16	19
Amortization related to operations	(42)	(88)	(78)
Amortization related to net realized investment losses	14	(6)	7
Effect of net unrealized gains on securities	(43)	(43)	—

Balance at December 31	$187	$246	$367

Adjustments recorded to CIP amortization, to reflect revisions to underlying interest spread and surrender assumptions to more closely approximate expected future experience, decreased amortization by $8.1 million in 2002 and increased amortization by $18.0 million in 2000.

CIP amortization, net of accretion of interest, expected to be recorded in each of the next five years is $33.6 million, $27.3 million, $23.1 million, $19.3 million and $16.8 million, respectively.

7.	REINSURANCE

The Company has a closed block of life insurance business. Prior to closing the block of life insurance business, the Company limited its exposure to loss on any single life insurance policy in order to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under excess coverage contracts. The Company has set its retention limit for acceptance of risk on life insurance policies at various levels up to $0.8 million. The Company’s reinsurance arrangements do not relieve the Company

AIG ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

from its direct obligations to its insured. Thus, a credit exposure exists with respect to life insurance business ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Assets and liabilities relating to reinsurance contracts are reported gross of the effects of reinsurance. Reinsurance receivables and prepaid reinsurance premiums, including amounts related to insurance liabilities, are reported as assets.

Direct and assumed life insurance in force totaled $307.5 million, $333.3 million and $363.5 million at December 31, 2002, 2001 and 2000, respectively, and ceded life insurance in force totaled $112.9 million, $126.5 million and $144.9 million at December 31, 2002, 2001 and 2000, respectively.

The cost of ceded policies containing mortality risks totaled $0.9 million in 2002, $0.9 million in 2001 and $1.1 million in 2000. Reinsurance recoveries netted against insurance policy benefits totaled $0.3 million, $0.5 million and $0.5 million in 2002, 2001 and 2000, respectively.

From October 1995 to April 1998, the Company and American General Life Insurance Company (“AG Life”), an affiliate, were parties to a 50% modified coinsurance agreement in connection with certain fixed annuity contracts with and without life contingencies issued by AG Life. The arrangement resulted in $1.2 million, $3.4 million and $2.9 million of pretax income for the Company in 2002, 2001 and 2000, respectively. The assets and the insurance liabilities recorded by the Company resulting from this agreement as of December 31, 2002 and 2001 were $277.1 million and $274.9 million, respectively.

8.	COMMITMENTS AND CONTINGENT LIABILITIES

The Company had $37.1 million of unfunded commitments for its investments in partnerships at December 31, 2002. These commitments expire evenly over the next five years.

The Company had $20.0 million of unfunded commitments for mortgage loans at December 31, 2002. The commitments expire in 2003.

Various lawsuits against the Company have arisen in the ordinary course of business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the consolidated financial position, results of operations or cash flows of the Company.

All fifty states have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance and annuity companies. The December 31, 2002 liability was estimated by the Company using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While it is not possible to exactly estimate the portion of the industry assessments for which the Company will be responsible, it is expected that remaining assessments will not be material to the Company’s consolidated results of operations and financial position. Although the amount accrued represents the Company’s best estimate of its liability, this estimate may change in the future.

The Company has various leases, primarily for office space and equipment. Lease expense and future minimum lease commitments under these operating leases are not material.

On October 7, 2002, the Company entered into a commitment to lend $54.0 million to an affiliate under a 364-day term loan, to be funded on or after January 1, 2003 and prior to July 7, 2003. The loan will be secured by a first priority security interest in limited partnership interests to be acquired by the borrower using the loan proceeds. The Company received a 0.25% commitment fee. Interest on the loan will accrue at LIBOR plus 4.0% per annum and be payable upon the payment in full of the loan by the borrower.

On November 1, 2002, the Company and various affiliates entered into a one-year inter-affiliate credit facility (“the facility”), under which the Company commits to make loans to AIG in amounts aggregating to not more than $50.0 million. Such loans may take the form of variable rate loans that pay interest at the higher of the federal funds rate plus 0.5% or the prime rate, or fixed rate loans that pay interest based on LIBOR plus a specified margin. AIG has the option, at the commitment termination date of October 31, 2003, to convert any outstanding loan balances to one-year term loans. The Company will receive annual

AIG ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

facility fees of .045% on its commitment. There were no borrowings outstanding under the facility as of December 31, 2002.

On December 20, 2002, the Company entered into a commitment to lend $62.5 million to an affiliate under a 364-day term loan, to be funded on or after January 1, 2003 and prior to July 15, 2003. The loan will be secured by a first priority security interest in preferred equity investments to be acquired by the borrower using the loan proceeds.

The Company will receive a 1.0% commitment fee. Interest on the loan and the commitment fee will accrue at 12.0% per annum and be payable upon the payment in full of the loan and the commitment fee by the borrower.

9.	SHAREHOLDER’S EQUITY

The Company is authorized to issue 100,000 shares of its $50 par value common stock. At December 31, 2002 and 2001, 50,000 shares were issued and outstanding.

Changes in shareholder’s equity were as follows:

	Years Ended December 31,
	2002	2001	2000
	(in millions)
ADDITIONAL PAID-IN CAPITAL:
Beginning balances	$2,464	$2,211	$2,080
Capital contributions from Parent	1,025	253	131

Ending balances	$3,489	$2,464	$2,211

RETAINED EARNINGS:
Beginning balances	$484	$445	$330
Net income	164	39	115

Ending balances	$648	$484	$445

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balances	$59	$(211)	$(690)
Other comprehensive income	304	270	479

Ending balances	$363	$59	$(211)

On December 31, 2002, the Parent contributed to the Company a 100% interest in SAI Hedge Fund Holdings, LLC (“SHFH”). SHFH was formed on December 13, 2002. SHFH’s assets consist solely of investments in partnerships, which are included in partnerships in the consolidated balance sheets. The capital contribution was recorded in the amount of $765.6 million, representing the equity of SHFH. The Company received cash capital contributions from the Parent of $260.0 million in 2002, $253.0 million in 2001 and $131.0 million in 2000.

Dividends that the Company may pay to the Parent in any year without prior approval of the Texas Department of Insurance are limited by statute. The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in the state of Texas without obtaining the prior approval of the Insurance Commissioner is limited to the greater of either 10% of the preceding year’s statutory surplus or the preceding year’s statutory net gain from operations. The maximum amount of dividends that can be paid in 2003 without obtaining prior approval of the Insurance Commissioner is

AIG ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

$210.7 million. There were no dividends paid to the Parent in 2002 or 2001. The Company paid a dividend of $0.5 million to the Parent in 2000.

Under statutory accounting principles utilized in filings with insurance regulatory authorities, the Company’s net income (loss) for the years ended December 31, 2002, 2001 and 2000 totaled $(262.2) million, $(154.9) million and $24.9 million, respectively. The Company’s statutory capital and surplus totaled $2.11 billion at December 31, 2002 and $1.27 billion at December 31, 2001.

10.	INCOME TAXES

The components of the provisions for income taxes on pretax income consist of the following:

	Net Realized Investment Gains (Losses)	Operations	Total
	(in millions)
YEAR ENDED DECEMBER 31, 2002:
Currently payable	$11	$32	$43
Deferred	(116)	160	44

Total income tax expense (benefit)	$(105)	192	$87

YEAR ENDED DECEMBER 31, 2001:
Currently payable	17	$8	$25
Deferred	(57)	73	16

Total income tax expense (benefit)	$(40)	81	$41

YEAR ENDED DECEMBER 31, 2000:
Currently payable	32	$(8)	$24
Deferred	57	(11)	46

Total income tax expense (benefit)	89	$(19)	$70

AIG ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Income taxes computed at the United States federal income tax rate of 35% and income taxes provided differ as follows:

	Years Ended December 31,
	2002	2001	2000
	(in millions)

Amount computed at statutory rate	$88	$36	$65
Increases (decreases) resulting from:
Amortization of goodwill	—	8	8
State income taxes, net of federal tax benefit	3	1	1
Tax credits	(3)	(3)	(3)
Other, net	(1)	(1)	(1)

Total income tax expense	$87	$41	$70

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of the liability for deferred income taxes are as follows:

	December 31, 2002	December 31, 2001
	(in millions)
DEFERRED TAX LIABILITIES:
DAC and CIP	$404	$367
Investments—basis differential	—	20
Net unrealized gains on debt and equity securities available for sale	371	52
Other	2	—

Total deferred tax liabilities	777	439

DEFERRED TAX ASSETS:
Investments—basis differential	(61)	—
Reserves for fixed annuity contracts	(329)	(247)
Other	—	(11)

Total deferred tax assets	(390)	(258)

Liability for deferred income taxes	$387	$181

11.	RELATED PARTY TRANSACTIONS

Pursuant to a cost allocation agreement, the Company purchases administrative, investment management, accounting, marketing, and data processing services from AIG or its subsidiaries. Amounts paid for such services totaled $25.1 million, $41.2 million and $33.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

During the year ended December 31, 2002, the Company paid $0.5 million to an affiliate of the Company to administer its securities lending program (see Note 2).

Pursuant to a cost allocation agreement, the Company provides policy administration services to affiliated

AIG ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

entities. Amounts received for such services totaled $9.3 million, $0.6 million and $0.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

In 2002, the Company sold certain nonaffiliated surplus debentures with an aggregate carrying value of $82.0 million to an affiliate for their estimated market value, and recorded realized losses of $23.2 million on the sales.

12.	EMPLOYEE BENEFIT PLANS

For the two years ended December 31, 2001, substantially all employees of the Company were covered under benefit plans sponsored by AGC, including a qualified defined benefit pension plan, contributory life, medical and dental postretirement benefit plans, and a qualified defined contribution savings plan. The amounts related to the benefit plans were not material to the Company’s consolidated financial position or results of operations.

Effective January 1, 2002, as a result of AIG’s acquisition of AGC, substantially all employees of AGC and its subsidiaries, including the Company, are covered by various benefit plans of AIG. These plans include a non-contributory qualified defined benefit retirement plan, various stock option and stock purchase plans and a voluntary qualified defined contribution savings plan. AIG’s U.S. plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating subsidiaries.

13.	SUBSEQUENT EVENT

Effective March 28, 2003, the Company received a capital contribution of $80.0 million from the Parent.

AIG ANNUITY INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2003	December 31, 2002
	(In millions)
ASSETS
Investments and cash:
Cash and short-term investments	$102	$653
Bonds, notes and redeemable preferred stocks available for sale, at fair value (amortized cost: June 2003, $35,436; December 2002, $31,313)	38,105	32,371
Mortgage loans	322	288
Policy loans	62	65
Common stocks available for sale, at fair value (cost: June 2003, $3; December 2002, $2)	2	3
Partnerships	948	888
Securities lending collateral	5,148	2,983
Dollar roll agreement collateral	2,039	—
Other invested assets	280	279

Total investments and cash	47,008	37,530
Variable annuity assets held in separate accounts	373	354
Accrued investment income	489	444
Deferred acquisition costs and cost of insurance purchased	1,023	1,446
Goodwill	830	830
Receivable from brokers	406	126
Other assets	12	12

TOTAL ASSETS	$50,141	$40,742

See accompanying notes to consolidated financial statements.

AIG ANNUITY INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS (Continued)

(UNAUDITED)

	June 30, 2003	December 31, 2002
	(In millions)
LIABILITIES AND SHAREHOLDER’S EQUITY
Reserves, payables and accrued liabilities:
Reserves for fixed annuity contracts without life contingencies	$32,569	$28,484
Reserves for fixed annuity contracts with life contingencies	2,828	2,818
Securities lending payable	5,148	2,983
Securities sold under dollar roll repurchase agreements	2,039	—
Payable to brokers	566	636
Income taxes currently payable	25	3
Other liabilities	352	574

Total reserves, payables and accrued liabilities	43,527	35,498
Variable annuity liabilities related to separate accounts	373	354
Deferred income taxes	735	387

Total liabilities	44,635	36,239

Shareholder’s equity:
Common stock	3	3
Additional paid-in capital	3,684	3,489
Retained earnings	826	648
Accumulated other comprehensive income	993	363

Total shareholder’s equity	5,506	4,503

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$50,141	$40,742

See accompanying notes to consolidated financial statements.

AIG ANNUITY INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002

(UNAUDITED)

	Six Months
	2003	2002
	(In millions)
REVENUES:
Investment income	$1,204	$935
Premiums and other considerations	15	26
Fee income	17	13
Net realized investment losses	(27)	(141)

Total revenues	1,209	833

BENEFITS AND EXPENSES:
Interest credited to fixed annuity contracts	647	555
Interest expense on securities lending agreements	29	—
Insurance policy benefits and increase in policy reserves	116	120
General and administrative expenses and annual commissions, net of deferrals	20	19
Amortization of deferred acquisition costs and cost of insurance purchased	123	16

Total benefits and expenses	935	710

PRETAX INCOME	274	123
Income tax expense	96	43

NET INCOME	$178	$80

See accompanying notes to consolidated financial statements.

AIG ANNUITY INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002

(UNAUDITED)

	Six Months
	2003	2002
	(In millions)
OTHER COMPREHENSIVE INCOME:
Net unrealized gains (losses) on fixed maturity securities available for sale and other invested assets identified in the current period	$1,560	$(106)
Reclassification adjustment for net realized losses included in net income	60	137
Adjustment to deferred acquisition costs	(650)	(38)
Income tax benefit (expense)	(340)	2

OTHER COMPREHENSIVE INCOME (LOSS)	630	(5)

COMPREHENSIVE INCOME	$808	$75

See accompanying notes to consolidated financial statements.

AIG ANNUITY INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002

(UNAUDITED)

	2003	2002
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$178	$80
Adjustments to reconcile net income to net cash provided by operating activities:
Interest credited to fixed annuity contracts	647	555
Net realized investment losses	27	141
Amortization (accretion) of net premiums (discounts) on investments	2	(8)
Provision for deferred income taxes	9	14
Change in:
Accrued investment income	(44)	(53)
Deferred acquisition costs and cost of insurance purchased	(146)	(248)
Other assets	1	5
Reserves for fixed annuity contracts with life contingencies	10	24
Income taxes currently receivable/ payable	21	(7)
Other liabilities	(4)	(5)
Other, net	(9)	(8)

NET CASH PROVIDED BY OPERATING ACTIVITIES	692	490

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of:
Bonds, notes and redeemable preferred stocks	(12,494)	(10,151)
Mortgage loans	(46)	(65)
Other investments, excluding short-term investments	(123)	(10)
Sales of:
Bonds, notes and redeemable preferred stocks	9,506	8,110
Other investments, excluding short-term investments	77	6
Redemptions and maturities of:
Bonds, notes and redeemable preferred stocks	535	340
Mortgage loans	6	6

NET CASH USED IN INVESTING ACTIVITIES	$(2,539)	$(1,764)

See accompanying notes to consolidated financial statements.

AIG ANNUITY INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002

(UNAUDITED)

	2003	2002
	(In millions)
CASH FLOWS FROM FINANCING ACTIVITIES:
Deposits on fixed annuity contracts	$4,238	$4,110
Net exchanges from the fixed accounts of variable annuity contracts	(5)	(46)
Withdrawal payments on fixed annuity contracts	(729)	(613)
Claims and annuity payments on fixed annuity contracts	(364)	(414)
Capital contributions from Parent	195	219

NET CASH PROVIDED BY FINANCING ACTIVITIES	3,335	3,256

NET INCREASE IN CASH AND SHORT-TERM INVESTMENTS	1,488	1,982
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	653	250

CASH AND SHORT-TERM INVESTMENTS AT END OF PERIOD	$2,141	$2,232

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid on indebtedness	$29	$—

Income taxes paid	$65	$37

See accompanying notes to consolidated financial statements.

AIG ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.	BASIS OF PRESENTATION

AIG Annuity Insurance Company, including its wholly owned subsidiaries, (the “Company”) is a direct, wholly owned subsidiary of AGC Life Insurance Company (the “Parent”), a Missouri-domiciled life insurance company, which is in turn an indirect, wholly owned subsidiary of American International Group, Inc. (“AIG”). AIG is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance related activities, financial services and retirement savings and asset management. The Company is a Texas-domiciled life insurance company principally engaged in the business of writing fixed annuities directed to the market for tax-deferred long-term savings products. The Company develops, markets and issues annuity products through a variety of distribution channels. The Company sells deferred annuities, including its proprietary fixed annuities, through financial institutions, principally banks and thrifts. The Company also markets deferred annuities to both tax-qualified and non-qualified retirement markets through personal producing general agents (“PPGAs”), independent broker-dealers and asset management companies throughout the United States.

In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments necessary, consisting of normal recurring items, to present fairly the Company’s financial position as of June 30, 2003 and December 31, 2002, the results of its operations for the six months ended June 30, 2003 and 2002 and its cash flows for the six months ended June 30, 2003 and 2002. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year. The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002. Certain prior period items have been reclassified to conform to the current period’s presentation.

2.	CONTINGENT LIABILITIES

Various lawsuits against the Company have arisen in the ordinary course of business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the consolidated financial position, results of operations or cash flows of the Company.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts (“SOP 03-1”). This statement is effective for the Company as of January 1, 2004 and will require the Company to recognize a liability for guaranteed minimum death benefits related to its variable annuity contracts. The Company is currently evaluating the provisions of SOP 03-1 and does not currently have an estimate of the liability. However, the one-time cumulative effect of accounting change is not expected to have a material effect on the Company’s results of operations or its financial position.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities, referred to herein as FIN 46. On October 9, 2003, the FASB issued Staff Position No. 46-6, which deferred the effective date for applying the provisions of FIN 46 to variable interest entities (“VIEs”) created before February 1, 2003. For such VIEs, the effective date for applying the provisions of FIN 46 was extended from the fiscal quarter ended September 30, 2003, to the fiscal quarter ended December 31, 2003.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Effective June 1, 2002, AIG Annuity dismissed its independent accountants, Ernst & Young LLP. Effective June 1, 2002, AIG Annuity engaged PricewaterhouseCoopers LLP as its principal accountant. This decision to change accountants was approved by the Board of Directors.

During the two fiscal years ended December 31, 2001 and the subsequent interim period through June 1, 2002, (i) there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its reports, and (ii) none of the events specified in Item 304(a)(1)(v)(A) through (D) of Regulation S-K occurred. Furthermore, Ernst & Young LLP’s reports for the last two years did not contain an adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

Item 15.	Financial Statements and Exhibits.

The financial statements of AIG Annuity included as part of this Form 10 are identified in the Index to Audited and Unaudited Consolidated Financial Statements appearing on page 36 of this Form 10 and are incorporated in this Item 15 by reference.

An “Exhibit Index” is included on page E-1 and is incorporated in this Item 15 by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AIG ANNUITY INSURANCE COMPANY

By:	/s/ N. SCOTT GILLIS
N. Scott Gillis Senior Vice President and Principal Financial Officer

Date: October 17, 2003

S-1

EXHIBIT INDEX

Exhibit No.	Document Description

3.1	Amended and Restated Articles of Incorporation of AIG Annuity Insurance Company

3.2	Restated Bylaws of AIG Annuity Insurance Company

4	See Exhibits 3.1 and 3.2

16	Letter of Ernst & Young LLP

21	Subsidiaries of AIG Annuity Insurance Company

E-1